NO ACT DC

PE 2-1-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08023968

Received SEC

FEB 0 1 2008

Washington, DC 20549

February 1, 2008

R.W. Smith, Jr.
DLA Piper US LLP
6225 Smith Avenue
Baltimore, MD 21209-3600

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/1/2008

Re: The Ryland Group, Inc.

Dear Mr. Smith:

This is in regard to your letter dated February 1, 2008 concerning the shareholder proposal submitted by the Indiana Laborers Pension Fund for inclusion in Ryland's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Ryland therefore withdraws its December 17, 2007 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

PROCESSED
FEB 1 3 2008 E
THOMSON
FINANCIAL

Sincerely,

William A. Hines
Special Counsel

cc: Michael J. Short
Secretary-Treasurer
Indiana State District Council of Laborers
and HOD Carriers Pension Fun
P.O. Box 1587
Terre Haute, IN 47808-1587

DLA PIPER

DLA Piper US LLP
6225 Smith Avenue
Baltimore, MD 21209-3600
T 410.580.3000
F 410.580.3001
W www.dlapiper.com

R.W. SMITH, JR.
Jay.Smith@dlapiper.com
T 410.580.4266 F 410.580.3266

VIA UPS

December 17, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by the Indiana Laborers Pension Fund to The Ryland Group, Inc.

Ladies and Gentlemen:

We are counsel to The Ryland Group, Inc. ("Ryland" or the "Company") and, on behalf of Ryland, we respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur that it will not recommend enforcement action if Ryland omits a shareholder proposal and supporting statement (the "Proposal") submitted by the Indiana Laborers Pension Fund (the "Proponent"). The Proponent seeks to include the Proposal in Ryland's proxy materials for the 2008 annual meeting of shareholders. The Proposal requests that Ryland's Board of Directors prepare a report evaluating the Company's mortgage practices.

On October 31, 2007, Ryland received the Proponent's Proposal. Pursuant to Rule 14a-8(j), Ryland is submitting six paper copies of the Proposal and an explanation as to why Ryland believes that it may exclude the Proposal. For your review, we have attached a copy of the entire Proposal and related correspondence as Appendix A. Ryland appreciates the Staff's consideration and time spent reviewing this no action request.

The resolution of the Proposal reads as follows:

> RESOLVED, That the shareholders of The Ryland Group, Inc. ("Company" or "Ryland") request that the Board of Directors prepare within 90 days of its annual meeting a report evaluating the Company's mortgage practices including the Company's potential losses or liabilities

relating to its mortgage operations and/or those of any affiliates or subsidiaries and a discussion of the following:

1. A discussion of what percentage of Ryland's mortgage originations could be categorized as subprime, Alt-A or other non-agency loan types as well as what percentage of its mortgage originations may be classified as such mortgages;
2. Which of the Company's geographic markets are most reliant on mortgages listed in (1) above;
3. The identity of the purchasers that buy the Company's mortgage loans in the secondary market;
4. What percentage, if any, of the purchases discussed in (3) have Early Payment Default ("EPD") provisions attached which may require the Company to buy back those loans as well as the time frame for those obligations; and
5. How many non-performing loans the Company expects it will have to repurchase during the current and upcoming fiscal year.

The report should be prepared annually at reasonable cost, omit proprietary information, and be distributed in the manner deemed most efficient by the Company.

I. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(7) Because It Relates to Ordinary Business Matters

Under Rule 14a-8(i)(7) of the Exchange Act, a shareholder proposal may be omitted from a company's proxy statement if the proposal "deals with matters relating to the company's ordinary business operations." In Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"), the Commission explained that the general underlying policy of the ordinary business exclusion is to confine the resolution of ordinary business problems to management and the board of directors. The Commission went on to say that the ordinary business exclusion rests on "two central considerations." The first consideration is the subject matter of the proposal. The 1998 Release provides that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration is the degree to which the proposal attempts to "micro-manage" the company by "probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." For the reasons set forth below, the Proposal falls within the parameters of the ordinary business exception contained in Rule 14a-8(i)(7) and, therefore, the Company may exclude the Proposal on that basis.

A. Internal Assessment of Potential Risks or Liabilities

The Proposal asks the Company to produce a risk assessment report concerning its mortgage business, including an evaluation of potential losses or liabilities relating to Ryland's mortgage operations and its subsidiaries and affiliates. The Proposal is related to the ordinary business of the Company because it focuses on an internal assessment of the potential risks or liabilities that the Company faces as a result of its mortgage operations.

In Staff Legal Bulletin 14C, the Staff clarified the application of Rule 14a-8(i)(7) to proposals referencing environmental or public health issues. In Staff Legal Bulletin 14C, the staff concluded:

> To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk. To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7).

The purpose of the foregoing distinction is that a shareholder proposal that focuses solely on the ordinary business matters of a company, such as the assessment of risks facing the company from various business decisions, is excludable, but that proposals that focus on "significant social policy issues" are not excludable because the proposals may transcend normal day-to-day business matters. The Proposal submitted by the Proponent clearly fits within the first category and therefore is excludable. The Proposal asks the Company to evaluate its mortgage practices and its exposure to potential losses and liabilities. The Proposal seeks detailed information on specific mortgage products and geographic locations that may expose the Company to a risk of loss. Although the proposal discusses specific mortgage products, the Proposal neither requests that the Company change its operating principles or policies, nor claims that production of the report itself would address an important social policy. Instead, the proposal asks the board to complete an internal analysis of the risks that the Company faces as a result of its current practices. The Proposal clearly indicates a focus on the Company's internal risks from ordinary course of business activities and not on an overall social policy issue.

Consistent with this determination, the Staff has previously taken the position that proposals relating to the evaluation of risk and corporate strategy relate to ordinary business operations and therefore may be excluded under Rule 14a-8(i)(7). See e.g., Standard Pacific Corp. (January 29, 2007) (excluding a proposal requesting that the company assess its response to rising regulatory, competitive, and public pressure to increase energy efficiency); Ryland Group, Inc. (February 13, 2006) (excluding a proposal seeking a risk assessment report concerning the company's energy efficiency policy); Newmont Mining Corporation (February 4, 2004) (excluding a proposal requesting the board to publish a comprehensive report on the risk to the company's operations, profitability and reputation from its social and environmental liabilities).

Ryland recognizes that certain proposals could transcend day-to-day business matters and raise policy issues so significant that they could be appropriate for a stockholder vote. Although the Company acknowledges that the recent developments in the housing and mortgage sector are having an impact on the Company and the economy in general, the Proposal does not involve a significant social policy issue as contemplated by Rule 14a-8(i)(7). Whereas proposals related to tobacco, executive compensation, environmental protection, and affirmative action and employment matters have been found to raise significant policy concerns, the subject matter of the Proposal, mortgage lending practices, simply does not raise significant policy concerns that warrant the Staff overriding a matter that is clearly related to the ordinary business of the Company. Accordingly, these are matters for the business judgment of management, and the Proposal may be excluded pursuant to Rule 14a-8(i)(7).

B. Disclosure Pertaining to Ordinary Business Operations

The Proposal calls for a special report that contains highly detailed disclosure about the Company's operations. The Staff has consistently permitted the exclusion of proposals that require a company to prepare additional disclosure on a particular aspect of its ordinary business operations, even in cases where such proposal would not require the taking of any particular action by the company with respect to such business operations. See Union Pacific Corp (February 21, 2007) (excluding a proposal requesting that the board make available in its annual proxy statement information relevant to the company's efforts to safeguard the security of their operations and minimize material financial risk arising from a terrorist attack and/or other homeland security incidents); CNF Transportation Inc. (January 26, 1998) (excluding a proposal requesting the board to adopt a policy of disclosing safety data and claims history in the annual report to shareholders); Pacific Telesis Group (January 30, 1992) (excluding a proposal calling for the Company to disclose the business operating information in a summary annual report).

In Exchange Act Release No. 34-20091 (August 16, 1983) (the "1983 Release"), the Commission specifically addressed the issue of the excludability under Rule 14a-8(i)(7) of proposals requesting special reports on matters which relate to a company's ordinary business operations. Paragraph 5 of the 1983 Release states:

> In the past, the staff has taken the position that proposals requesting issuers to prepare reports on specific aspects of their business or to form special committees

> to study a segment of their business would not be excludable under [Rule 14a-8(i)(7)]. Because this interpretation raises form over substance and renders [paragraph (i)(7)] largely a nullity, the Commission has determined to adopt the interpretive change set forth in the Proposing Release. Henceforth, the staff will consider whether the subject matter of the special report or the committee involves a matter of ordinary business; where it does, the proposal will be excludable under [Rule 14a-8(i)(7)].

Ryland is one of the nation's largest homebuilders and a leading mortgage-finance company. The Company's operations span all significant aspects of the homebuying process—from design, construction and sale to mortgage origination, title insurance, escrow and insurance services. The Company's financial services segment provides mortgage-related products and services to its homebuyers and subcontractors, and is an integral aspect of the ordinary day-to-day operations of the Company's business. The financial services segment leverages its relationship with the Company's homebuilding operations to provide lending services to homebuyers. In addition to being a valuable asset to customers, the segment greatly enhances the Company's profitability. As a result, it is clear that the subject matter of the requested report involves a matter of Ryland's ordinary business.

The advisory vote contemplated by the Proposal would serve as an attempt to supplement the disclosure included in the Company's Annual Report on Form 10-K. How management and the Company in general gather, review, select and present the numerous aspects of their business and the risks involved is a matter within the ordinary business of the Company and not an appropriate subject for the approval or disapproval of the Company's shareholders. The Commission regulates the contents of periodic reports for the purpose of providing shareholders and potential investors sufficient information to make informed decisions about the registrant. Once regulatory requirements have been met, however, the registrant has considerable latitude in deciding what additional topics of interest to provide to shareholders. Information that is disclosable in addition to that which is necessary to meet the Commission's reporting requirements is properly left to the discretion of the Board of Directors and the management of the Company as a matter relating to the conduct of ordinary business operations to the company. See ConAgra, Inc. (June 10, 1998) (excluding a proposal requiring the company to supplement its Form 10-K and other periodic reports as relating to the ordinary business operations of the company.

The report contemplated by the Proposal would also include forward-looking information concerning the number of non-performing loans the Company will have to repurchase in the future. Such information is part of the Company's ordinary day-to-day business operations and involves an ongoing, complex analysis of all available operational, financial, business, regulatory, legal and organizational information relating to the Company. The evaluation of such information and the review of issues pertaining to the Company's mortgage lending operations are matters that require the judgment of experienced management. Such matters are uniquely within the purview of the management of the Company, which has the necessary capability and knowledge to evaluate matters relating to the financial service segment of the business. In sum, mortgage lending related issues are within the ordinary business operations of a company in the homebuilding industry, and, as such, a proposal requesting a special report on those matters is excludable under Rule 14a-8(i)(7).

Conclusion

For the reasons contained in this letter and based on the authorities cited herein, Ryland believes that the Proposal may properly be omitted from its proxy materials under Rule 14a-8(i)(7) because the Proposal deals with a matter that relates to the Company's ordinary business operations. Accordingly, the Company respectfully requests the Staff's concurrence that the Proposal may be omitted and that it will not recommend enforcement action if the Proposal is excluded from the Company's 2008 proxy materials.

Staff's Use of Facsimile Numbers for Response

Pursuant to Staff Legal Bulletin 14C, in order to facilitate transmission of the Staff's response to our request during the highest volume period of the shareholder proposal season, our facsimile number is (410) 580-3001 and the Proponent's facsimile number is (812) 238-2553. Further, in appreciation of the Staff's work during the height of the proxy season, we have included photocopies of all no-action letters cited in this no action request as Appendix B.

If you have any questions or need any additional information, please contact the undersigned. We appreciate your attention to this request.

Sincerely,

R. W. Smith

R.W. Smith, Jr.
DLA PIPER US LLP

cc: Jennifer O'Dell
c/o Laborer's International Union of North America
905 16th Street, NW
Washington, DC 20006
Fax: (812) 238-2553

APPENDIX A

INDIANA STATE DISTRICT COUNCIL OF LABORERS AND HOD CARRIERS PENSION FUND

Telephone 812-238-2551
Toll Free 800-962-3158
Fax 812-238-2553

P.O. Box 1587
Terre Haute, Indiana 47808-1587

RECEIVED
OCT 31 2007

Sent Via Fax 818-223-7667

October 30, 2007

Mr. Timothy J. Geckle
Senior Vice President, General Counsel and Corporate Secretary
The Ryland Group, Inc.
24025 Park Sorrento, Suite 400
Calabasas, CA 91302

Dear Mr. Geckle,

On behalf of the Indiana Laborers Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the The Ryland Group, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 7,000 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's wealth generating capacity over the long-term will best serve the interests of the Company shareholders and other important constituents of the Company.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Jennifer O'Dell, Assistant Director of Corporate Affairs, at 202-942-2359. Copies of correspondence or a request for a "no-action" letter should be forwarded to Ms. O'Dell in care of the Laborers' International Union of North America, 905 16th Street, NW, Washington, DC 20006.

Sincerely,

Michael Short
Secretary Treasurer

cc. Jennifer O'Dell
Enclosure

Resolved: That the shareholders of The Ryland Group, Inc. ("Company" or "Ryland") request that the Board of Directors prepare within 90 days of its annual meeting a report evaluating the Company's mortgage practices including the Company's potential losses or liabilities relating to its mortgage operations and/or those of any affiliates or subsidiaries and a discussion of the following:

1. A discussion of what percentage of Ryland's mortgage originations could be categorized as subprime, Alt-A or other non-agency loan types as well as what percentage of its mortgage originations may be classified as such mortgages;

2. Which of the Company's geographic markets are most reliant on mortgages listed in (1) above;

3. The identity of the purchasers that buy the Company's mortgage loans in the secondary market;

4. What percentage, if any, of the purchases discussed in (3) have Early Payment Default ("EPD") provisions attached which may require the Company to buy back those loans as well as the time frame for those obligations; and

5. How many non-performing loans the Company expects it will have to repurchase during the current and upcoming fiscal year.

The report should be prepared annually at reasonable cost, omit proprietary information, and be distributed in the manner deemed most efficient by the Company.

Supporting Statement

The homebuilding and mortgage industries in general and our Company in particular face extraordinary challenges. As long-term shareholders we are concerned that we may not be able to adequately monitor risk as it relates to the Company's in-house mortgage unit. We are particularly concerned about the accusations facing our Company regarding alleged violations of the Real Estate Settlement Procedures Act (RESPA). According to press reports, "A lawsuit filed June 20 in federal court in Atlanta against Ryland Homes charges the home builder required buyers to either use Ryland Mortgage Co. for financing or pay an additional several thousand dollars to purchase homes." [1]

In addition to the litigation the Corporation has told investors that, "Half of Ryland's buyers backed out of their contracts in the most recent quarter...and the company had to lay off 30% of its staff."[2] Much of the downsizing may have been

1. "Suit claims home builder violated mortgage law", Atlanta Business Chronicle, July, 16, 2007.

2 "Builders shift in shaky market", USA Today, Oct. 14, 2007.

related to the Company's exposure to the non-agency loan market. Industry analysts have stated that, "Nearly one in five "subprime" borrowers was at least two months' payments behind in July, while one in 20 alt-A borrowers fell in the same category."[3]

We believe that the information requested in the proposal is essential for shareholders to adequately assess their ongoing investment in Ryland. In our view, a full disclosure of the Corporation's mortgage operations will ensure that decisions related to those operations are rendered in the best interests of shareholders. We therefore urge shareholders to vote **FOR** our proposal.

---

3 "Mortgage industry's woes show no sign of easing" Star-Ledger, Oct. 28, 2007

APPENDIX B

NO-ACT, WSB File No. 0129200745, Standard Pacific Corp. (Jan. 29, 2007)

Standard Pacific Corp.

Public Availability Date: January 29, 2007

WSB File No. 0129200745

Fiche Locator No. (None)

WSB Subject Category: 77

References:

Securities Exchange Act of 1934, Section 14(a); Rule 14a-8

[INQUIRY LETTER]

December 15, 2006

VIA HAND DELIVERY

Office of Chief Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: *Shareholder Proposal of the Nathan Cummings Foundation et al. Exchange Act of 1934 --Rule 14a-8*

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Standard Pacific Corp. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2007 Annual Shareholders Meeting (collectively, the "2007 Proxy Materials") a shareholder proposal and statement in support thereof (the "Proposal") received from the Nathan Cummings Foundation (the "Cummings Foundation") and co-filed by the General Board of Pension and Health Benefits of the United Methodist Church (both organizations are collectively referred to herein as the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80)

calendar days before the Company files its definitive 2007 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if it elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2007 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations, namely the evaluation of risk and choice of technologies.

THE PROPOSAL

The Proposal requests that the Company issue a report to shareholders assessing the risks and benefits to the Company of increasing energy efficiency. A copy of the Proposal, as well as related correspondence from the Proponent, is attached to this letter as *Exhibit A.*

For purposes of our discussion, the key portion of the Proposal reads as follows:

* * * As concerns about rising energy prices, climate change and energy security continue to increase, the focus on energy efficiency will only intensify. Taking action to improve energy efficiency can result in financial and competitive advantages to the company. Ignoring this quickly growing trend could result in our company being an industry laggard and expose it to the potential for competitive, reputational and regulatory risk.

Resolved:

The shareholders request that the Company assess its response to rising regulatory, competitive, and public pressure to increase energy efficiency and report to shareholders (at reasonable cost and omitting proprietary information) by June 30, 2007.

ANALYSIS

As a preliminary matter, we note that, in *Ryland Group, Inc.* (Feb. 13, 2006), the Staff granted no action relief with respect to an almost identical proposal submitted by the Cummings Foundation to one of the Company's competitors (the "Ryland Proposal"). The text of both the resolution and the supporting statement contained in the Ryland Proposal are identical in substance, and almost identical in text, to the Proposal, and we do not believe that the minor differences between the two are significant. Thus, we ask that the Staff concur that the Company may omit the Proposal from its 2007 Proxy Materials, on the same basis that it used to concur with the omission of the Ryland Proposal in *Ryland Group, Inc.* Because the Ryland Proposal is virtually identical to the Proposal at issue here, we have included a copy of the *Ryland Group* no action letter as *Exhibit B.*

I. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because the Proposal Relates to the Company's Ordinary Business Operations.

The Company believes that the Proposal may be omitted under Rule 14a-8(i)(7) as relating to the Company's ordinary business operations for two reasons. **First**, the Proposal requests that the Company evaluate the economic and competitive risks and benefits to the Company of its current response to energy efficiency. **Second**, the Proposal seeks to allow the Company's shareholders to identify what types of technologies the Company should use to avert economic and competitive risks, supplanting management's judgment in such matters.

II. The Proposal Falls Within the Staff's Recent Guidance Issued in Staff Legal Bulletin No. 14C ("SLB 14C"), Published on June 28, 2005, as a Proposal Which May be Omitted for Relating to the Ordinary Business Matter of Evaluating Risk.

The Proposal asks the Company to produce a risk assessment report concerning its energy efficiency policy and related competitive, financial, reputation and regulatory risks to the Company. Moreover, the Proposal focuses specifically on competitive risk to the Company's position by stating that the Company could become an industry laggard if it does not address these market trends faced by the Company.

In Section D.2. of SLB 14C, the Staff stated:

To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk.

To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7).

In our judgment, the Proposal, as in the Ryland Proposal, clearly fits within the first category set forth above and therefore is excludable pursuant to Rule 14a-8(i)(7). It is well-established that shareholder proposals seeking a company's assessment of the financial implications of aspects of its business operations, such as in the Proposal, do not raise significant policy issues and instead delve into the minutiae and details of the ordinary conduct of a company's business. The Proposal asks the Company to "assess its response" to pressures to increase energy efficiency and the supporting statement clearly indicates that the reason to do so is for "financial and competitive advantages to the Company." The supporting statement further states, "Ignoring this quickly growing trend could result in our company being an industry laggard and expose it to the potential for competitive, reputational and regulatory risk." All of these items, as well as other statements within the Proposal, clearly indicate a focus on the Company's internal risks and not on any overall social policy issue. As such, these are matters for the business judgment of management.

Section D.2. of SLB 14C concludes by discussing two seminal no action letters addressing the evaluation of risks relating to environmental or public health issues. First, in *Xcel Energy, Inc.* (Apr. 1, 2003), the Staff granted relief under 14a-8(i)(7) allowing Xcel to exclude a proposal because the proposal requested a report on the economic risks of Xcel's prior, current and future emissions of carbon dioxide and other substances. The *Xcel* proposal requested the report to address, among other things, "the economic benefits of committing to a substantial reduction" of such emissions related to its business operations. Similarly, the Proposal asks the Company to address risks it may encounter if it ignores the trend of energy efficiency, which the Proposal states may hurt it economically and cause it to become an industry laggard. Also, the Proposal references the financial and competitive advantages which may result from taking action to improve energy efficiency. The Proposal submitted to the Company requests the same type of risk versus benefit report requested by the proposal in *Xcel Energy, Inc. See Newmont Mining Corp.* (Feb. 5, 2005) (concurring that the company could exclude under Rule 14a-8(i)(7) a proposal calling for management to review "its policies concerning waste disposal" at certain of its mining operations, "with a particular reference to potential environmental and public health risks incurred by the company"); *Cinergy Corp.* (Feb. 5, 2003) (concurring that the company could exclude under Rule 14a-8(i)(7) a proposal requesting a report on, among other things, "economic risks associated with the company's past, present and future emissions" of certain substances) and *Ryland Group, Inc.* (concurring that the company could exclude under Rule 14a-8(i)(7) a proposal requesting a report on the company's "response to rising regulatory, competitive and public pressure to increase energy efficiency" as an evaluation of risk relating to the company's ordinary business).

In the second letter referenced in SLB 14C, *Exxon Mobil Corp.* (Mar. 18, 2005), the Staff did *not* concur that the company could exclude the submitted proposal under Rule 14a-8(i)(7). In *Exxon Mobil Corp.*, the Exxon shareholder requested a report on specific environmental damage that would result from Exxon drilling for oil and gas in certain protected areas. The *Exxon* proposal focused on social policy issues relating to the adverse effect on the environment of Exxon Mobil Corp.'s operations, in contrast to this Proposal, which does not reference any social policy issue raised by the Company's operations, such as an adverse effect on the environment or public health.

In *Willamette Industries, Inc.* (Mar. 20, 2001), the Staff concurred that the company *could* exclude under Rule 14a-8(i)(7) a proposal requesting that an independent committee of the board prepare a report on the company's environmental problems, including an assessment of financial risk due to environmental issues. In *Willamette*, the company argued that compliance with federal, state and local environmental laws and regulations was a matter that related to ordinary business operations. The company also highlighted that such a report would interfere with its day-to-day operations. The Staff permitted the exclusion of the proposal because it related to an evaluation of risk. Similarly, the Proposal references regulations addressing energy efficiency of American buildings, federal legislation, estimates by the Environmental Protection Agency and similar regulatory risks that the Company may face in the near term. Like the proposal in *Willamette*, the Proposal relates to the Company's ordinary business operations, that is the Company's assessment of regulatory risk, which is inappropriate for consideration by all shareholders as a group.

The Staff has granted no-action relief to exclude proposals requesting similar climate change/environmental risk assessment reports. See, e.g., *Ford Motor Company* (Mar. 2, 2004) and *American International Group, Inc.* (Feb. 11, 2004). In *Dow Chemical Co.* (Feb. 23, 2005), the Staff concurred that the company could exclude a proposal requesting that the company's management prepare a report on the risk to "the company, its reputation, its finances and its expansion" from various litigation issues, where the company argued that an assessment of financial risks and operations implicated the company's ordinary business operations. In its response, the Staff concurred that the proposal was excludable under Rule 14a-8(i)(7) on the basis that it pertained to the "evaluation of risks and liabilities."

Moreover, in *Newmont Mining Corp.* (Feb. 4, 2004), the Staff concurred that the company could exclude a proposal requesting that the company's board of directors publish a report on the risk to the company's "operations, profitability and reputation" arising from its social and environmental liabilities, where the company argued that an assessment of the financial risks of its operations implicated the company's ordinary business operations. In its response, the Staff noted that the proposal was excludable under Rule 14a-8(i)(7) on the basis that it pertained to the "evaluation of risk." *See also Dow Chemical Company* (Feb. 13, 2004) (concurring that the company could exclude under Rule 14a-8(i)(7) a proposal requesting a report related to certain toxic substances, including "the reasonable range of projected costs of remediation or liability," because it related to an evaluation of risks and liabilities); *Cinergy Corp.* (Dec. 23, 2002) (concurring with the exclusion of proposals requesting a report disclosing "the economic risks associated with the [c]ompany's past, present, and future emissions" of several greenhouse gases and "the economic benefits of committing to a substantial reduction of those emissions related to its current business activities," because it related to an evaluation of risks and benefits); and *Mead Corporation* (Jan. 31, 2001) (allowing the exclusion of a proposal requesting an economic or financial report of the company's environmental risks). These letters are consistent with Staff precedent granting relief to exclude proposals seeking similar risk evaluations with respect to other issues. *See Pfizer Inc.* (Jan. 13, 2006); *Eli Lilly & Co* (Jan. 11, 2006); *Merck & Co., Inc.* (Jan. 11, 2006) (concurring with the exclusion of proposals related to drug importation policies because such proposals related to the evaluation of risk).

Based on the foregoing, we believe that the Proposal, like the Ryland Proposal, may properly be excluded under Rule 14a-8(i)(7) as relating to the Company's ordinary business operations.

III. The Proposal Falls Within the Staff's Precedent, as a Proposal Which May be Omitted for Relating to the Ordinary Business Matters of Choice of Technologies.

In addition to focusing on risk assessment, on a number of occasions, the Proposal's supporting statement references "green building." In the Proposal's discussion of green building technologies, it states that this type of construction is becoming increasingly important to mainstream builders. Green building energy and environmental designs include the use of unique building technologies, materials and design. While the focus of the Proposal's request for a report focuses on risk assessment, the supporting statement also appears to strongly advocate that the Company focus on this new area of green building.

On a number of occasions the Staff has granted relief under Rule 14a-8(i)(7) where a shareholder proposal related to a company's choice of technologies. Here, the Proposal's request for a risk assessment report also appears to advocate that the Company consider green building technology and design, as did the Ryland Proposal.

In *WPS Resources Corp.* (Feb 16, 2001), the Staff permitted exclusion of a shareholder proposal requesting that a utility company develop new co-generation facilities and improve energy efficiency. The Staff granted relief to WPS to exclude the proposal because the proposal dealt with "ordinary business operations (i.e. choice of technologies)." Similarly, as part of the Proposal's request for a risk assessment report, it is clear from the supporting statement that the Proposal is based on a belief that the Company may avoid certain economic and financial risks and should assess adoption of green building technologies and using similar green building materials for future home construction. *See also Union Pacific Corp.* (Dec. 16, 1996) (granting relief under Rule 14a-8(i)(7) to exclude a proposal requesting a report on the development and adoption of a new railroad safety technology.)

In *International Business Machines Corp.* (Jan. 6, 2005), the Staff granted relief under Rule 14a-8(i)(7) where the proposal called for a report regarding the design and development of IBM's software products. By the Proposal requesting a report assessing the risks and benefits associated with the Company's energy efficiency policy and the specific focus on new green building designs, it appears that the Proposal is asking the Company to make a choice on the type of technologies and building designs it implements in its day-to-day homebuilding operations.

The Company's choice of building technologies and materials is not an appropriate subject for shareholder consideration, and therefore the Proposal, like the Ryland Proposal, should be excludable under Rule 14a-8(i)(7) as relating to the Company's ordinary business operations.

Staff's Use of Facsimile Numbers for Response

Pursuant to Staff Legal Bulletin 14C, in order to facilitate transmission of the Staff's response to our request during the highest volume period of the shareholder proposal season, our facsimile number is (949) 475-4703 and the Proponent's facsimile numbers are (212) 787-7377 (Nathan Cummings Foundation) and (847) 475-5061 (General Board of Pension and Health Benefits of the United Methodist Church).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff of the Commission concur that it will take no action if the Company excludes the Proposal from its 2007 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. In addition, the Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to the Company only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (949) 451-3954 or Clay Halvorsen of Standard Pacific Corp. at (949) 789-1618.

Sincerely,

/s/

Michelle A. Hodges

MAH/rrg

Enclosures

cc: Clay Halvorsen,

Executive Vice President, General Counsel & Secretary

Standard Pacific Corp.

Lance E. Lindblom

Laura J. Shaffer

The Nathan Cummings Foundation

Fax: (212) 787-7377

Daniel P. Nielsen

General Board of Pension and Health Benefits of the United Methodist Church

Fax: (847) 475-5061

[INQUIRY LETTER]

November 20, 2006

Clay A. Halvorsen

Corporate Secretary

Standard Pacific Corp.

15326 Alton Parkway

Irvine, CA 92618-2338

Dear Mr. Halvorsen:

The Nathan Cummings Foundation is an endowed institution with approximately $500 million of investments. As a private foundation, the Nathan Cummings Foundation is committed to the creation of a socially and economically just society and seeks to facilitate sustainable business practices by supporting the accountability of corporations for their actions. As an institutional investor, the Foundation believes that the way in which a company approaches major public policy issues has important implications for long-term shareholder value.

It is with these considerations in mind that we submit this resolution for inclusion in Standard Pacific Corporation's proxy statement under Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934. We would appreciate an indication in the proxy statement that the Nathan Cummings Foundation is the primary proponent of this resolution. At least one representative of the filers will attend the stockholders' meeting to move the resolution as required by the rules of the Securities and Exchange Commission.

The Nathan Cummings Foundation is the beneficial owner of over $2,000 worth of shares of Standard Pacific Corporation stock. Verification of this ownership, provided by Northern Trust, our custodian bank, is included with this letter. We have held over $2,000 worth of the stock for more than one year and will continue to hold these shares through the shareholder meeting.

If you have any questions or concerns about this resolution, please contact Laura Shaffer at (212) 787-7300. Thank you for your time.

Sincerely,

/s/

Lance E. Lindblom

President and CEO

/s/

Laura J. Shaffer

Manager of Shareholder Activities

cc: Interfaith Center on Corporate Responsibility Members and Associates

Rising energy costs and concerns about energy security, the burning of fossil fuels and climate change are focusing increasing amounts of attention on energy efficiency. The G8 has agreed to a wide-ranging "Action Plan" to promote energy efficiency and in the US, over 45 bills dealing with energy efficiency were introduced to Congress in the first six months of 2006 alone. Local regulations addressing the matter continue to gain momentum. Many of these regulations specifically address the energy efficiency of America's buildings.

According to estimates by the Environmental Protection Agency, residential and commercial buildings account for approximately 40 percent of the energy and 70 percent of the electricity consumed in the United States each year. In April, a report by the Energy Information Administration found that of the recommendations made by the National Commission on Energy Policy, those regarding new building and appliance efficiency standards were among the recommendations with the largest potential impacts on energy production, consumption, prices and fuel imports.

At the federal level, attempts to increase the overall energy efficiency of America's homes include the Energy Policy Act of 2005, which includes tax credits for making energy efficiency improvements in new and existing homes. At the local level, at least 46 state, county and city governments have adopted policies requiring or encouraging the use of the US Green Building Council's Leadership in Energy and Environmental Design (LEED) program, which places a heavy emphasis on energy use. In addition, at least one utility company is offering incentives aimed at prompting municipalities to adopt energy codes that require all new homes to be built to ENERGY STAR standards.

Industry associations are also promoting the benefits of green building. The National Association of Home Builders (NAHB) has called green building a `quiet revolution' and in an effort to help mainstream builders meet the needs of the growing green market, recently released its own green home building guidelines. According to a recent article about energy efficient buildings in the *San Francisco Chronicle*, "The marketing frenzy swirling around the word `green' resembles a new gold rush."

Broad market and regulatory trends indicate that energy efficient green building considerations are becoming increasingly important to mainstream builders and their customers. According to John Loyer, a specialist with the NAHB, "It's quickly becoming a question for our high-producing guys of `why aren't you green?'"

As concerns about rising energy prices, climate change and energy security continue to increase, the focus on energy efficiency will only intensify. Taking action to improve energy efficiency can result in financial and competitive advantages to the company. Ignoring this quickly growing trend could result in our company being an industry laggard and expose it to the potential for competitive, reputational and regulatory risk.

Resolved:

The shareholders request that the Company assess its response to rising regulatory, competitive, and public pressure to increase energy efficiency and report to shareholders (at reasonable cost and omitting proprietary information) by June 30, 2007.

[INQUIRY LETTER]

November 20, 2006

Clay A. Halvorsen

Corporate Secretary

Standard Pacific Corp.

15326 Alton Parkway

Irvine, CA 92618-2338

Re: Shareholder Proposal

Dear Mr. Halvorsen:

I am writing on behalf of the General Board of Pension and Health Benefits, beneficial owner of 36,341 shares of Standard Pacific stock. I am co-filing the enclosed shareholder proposal with the Nathan Cummings Foundation for consideration and action at your 2007 Annual Meeting. In brief, the proposal requests Standard Pacific to report to shareholders how the company is responding to regulatory, competitive, and public pressure to increase the energy efficiency of its new construction. Consistent with Regulation 14A-12 of the Securities and Exchange Commission (SEC) Guidelines, please include our proposal in the proxy statement.

In accordance with SEC Regulation 14A-8, the General Board has continuously held Standard Pacific shares totaling at least $2,000 in market value for at least one year prior to the date of this filing. Proof of ownership is enclosed. It is the General Board's intent to maintain ownership of Standard Pacific stock through the date of the 2007 Annual Meeting.

Please feel free to contact me by email at *daniel nielsen@gbophb.org* or by phone at 847-866-4592 if you have questions or comments regarding the proposal.

Thank you in advance for your time and attention.

Sincerely,

/s/

Daniel P. Nielsen

Manager, Socially Responsible Investing

Enclosures

Rising energy costs and concerns about energy security, the burning of fossil fuels and climate change are focusing increasing amounts of attention on energy efficiency. The G8 has agreed to a wide-ranging "Action Plan" to promote energy efficiency and in the US, over 45 bills dealing with energy efficiency were introduced to Congress in the first six months of 2006 alone. Local regulations addressing the matter continue to gain momentum. Many of these regulations specifically address the energy efficiency of America's buildings.

According to estimates by the Environmental Protection Agency, residential and commercial buildings account for approximately 40 percent of the energy and 70 percent of the electricity consumed in the United States each year. In April, a report by the Energy Information Administration found that of the recommendations made by the National Commission on Energy Policy, those regarding new building and appliance efficiency standards were among the recommendations with the largest potential impacts on energy production, consumption, prices and fuel imports.

At the federal level, attempts to increase the overall energy efficiency of America's homes include the Energy Policy Act of 2005, which includes tax credits for making energy efficiency improvements in new and existing homes. At the local level, at least 46 state, county and city governments have adopted policies requiring or encouraging the use of the US Green Building Council's Leadership in Energy and Environmental Design (LEED) program, which places a heavy emphasis on energy use. In addition, at least one utility company is offering incentives aimed at prompting municipalities to adopt energy codes that require all new homes to be built to ENERGY STAR standards.

Industry associations are also promoting the benefits of green building. The National Association of Home Builders (NAHB) has called green building a `quiet revolution' and in an effort to help mainstream builders meet the needs of the growing green market, recently released its own green home building guidelines. According to a recent article about energy efficient buildings in the *San Francisco Chronicle*, "The marketing frenzy swirling around the word `green' resembles a new gold rush."

Broad market and regulatory trends indicate that energy efficient green building considerations are becoming increasingly important to mainstream builders and their customers. According to John Loyer, a specialist with the NAHB, "It's quickly becoming a question for our high-producing guys of `why aren't you green?'"

As concerns about rising energy prices, climate change and energy security continue to increase, the focus on energy efficiency will only intensify. Taking action to improve energy efficiency can result in financial and competitive advantages to the company. Ignoring this quickly growing trend could result in our company being an industry laggard and expose it to the potential for competitive, reputational and regulatory risk.

Resolved:

The shareholders request that the Company assess its response to rising regulatory, competitive, and public pressure to increase energy efficiency and report to shareholders (at reasonable cost and omitting proprietary information) by June 30, 2007.

[INQUIRY LETTER]

January 18, 2007

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Chief Counsel, Division of Corporation Finance

Re: Request by Standard Pacific Corp. to omit shareholder proposal submitted by The Nathan Cummings Foundation

Dear Sir/Madam,

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, The Nathan Cummings Foundation (the "Foundation"), together with the General Board of Pension and Health Benefits of the United Methodist Church, submitted a shareholder proposal (the "Proposal") to Standard Pacific Corp. ("Standard Pacific" or the "Company"). The Proposal asks Standard Pacific's Board of Directors to assess and report to shareholders by June 30, 2007 on how Standard Pacific is responding to rising regulatory, competitive and public pressure to increase energy efficiency.

By letter dated December 15, 2006, Standard Pacific stated that it intends to omit the Proposal from the proxy materials to be sent to shareholders in connection with the 2007 annual meeting of shareholders and asked for assurance that the Staff would not recommend enforcement action if it did so. Standard Pacific claims that it is entitled to exclude the Proposal in reliance on Rule 14a-8(i)(7), as relating to the Company's ordinary business operations. Because the Proposal focuses on the Company minimizing or eliminating operations that may adversely affect the environment, and because it does not relate to the Company's choice of technologies, Standard Pacific should not be permitted to rely on the ordinary business exclusion to omit the Proposal.

The Proposal Does Not Ask for a Risk Assessment

Standard Pacific urges that the Proposal requests a risk assessment and is thus excludable on ordinary business grounds. Staff Legal Bulletin 14C ("SLB 14C") states, "To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that a company faces as a result of its operations that may adversely affect the environment or the public's health," the proposal may be omitted in reliance on the ordinary business exclusion. By contrast, SLB 14C asserts, "To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health," the proposal may not be excluded.

The plain language of the Proposal supports a conclusion that it falls within the second category of proposals discussed in SLB 14C. Contrary to Standard Pacific's assertion, the Proposal does not ask for an "assessment of the financial implications of aspects of [the company's] business operations." The Proposal's resolved clause asks Standard Pacific to "assess its response to rising regulatory, competitive and public pressure to increase energy efficiency ...." Standard Pacific's response consists of the steps it is taking; these could include increasing energy efficiency, studying the issue, discussing the issue with other companies or industry groups or even doing nothing. In other words, "response" implies doing something and does not call to mind a number or financial analysis, as would be the case in a risk assessment.

The Proposal's wording contrasts sharply with that of the proposal in *Xcel Energy Inc.*, [1] which Standard Pacific cites. In *Xcel*, the proposal asked the company to report on "the economic risk associated with the Company's past, present and future emissions" of various substances; the risk associated with the company's "public stance" regarding emissions reduction; and the economic benefits of committing to a substantial reduction of emissions. The *Xcel* proposal clearly contemplated that the end product would consist of a financial analysis quantifying the impact of the company's past, present and future environmental behavior, as well as steps it could take in the future, on its financial condition.

The other proposals on which Standard Pacific relies are equally different from the Proposal. Each of the proposals in *Newmont Mining Corp. (2005)*, [2] *Newmont Mining Corp. (2004)*, [3] *Cinergy Corp.*, [4] and *Willamette Industries Inc.*, [5] asked specifically for reports evaluating risks confronting the companies. The proposal in *Cinergy Corp.* was substantially similar to the proposal submitted to Xcel, while the other proposals variously sought reports on "potential environmental and public health risks" created by the company's policies on waste disposal in Indonesia, [6] "risk to the company's operations, profitability and reputation from its social and environmental liabilities," [7] and "an estimate of worst case financial exposure due to environmental issues for the next ten years." [8] The proposal in *Ford Motor Company*, [9] also cited by Standard Pacific, differs a great deal from the Proposal; the Ford proposal was excluded because it dealt with the "specific method of preparation and the specific information to be included in a highly detailed report" on climate change. [10]

Standard Pacific makes much of the fact that the Proposal's supporting statement contains the word "risk." The presence of "risk" --which appears only once in the supporting statement, and not at all in the resolved clause -- does not transform the Proposal's focus into one of risk assessment. The supporting statement mentions competitive, reputational and regulatory risk as one reason Standard Pacific might be considering responding to pressures for greater energy efficiency. As discussed above, the Proposal focuses on Standard Pacific's responses, not on a cost/benefit or risk analysis.

One can imagine a vast range of proposals, dealing with matters ranging from takeover defenses to board composition to executive compensation, where risk might be mentioned in the supporting statement. For example, a proposal on stock options might assert that excessive reliance on stock options could increase the risk of short-termism and opportunistic behavior by executives. The use of the word "risk" in that context would not automatically doom the proposal to exclusion on risk assessment grounds. Instead, the resolved clause and other aspects of the proposal would be reviewed to determine its main thrust. The same analysis, applied to the Proposal, leads to the conclusion that it does not request a risk assessment and therefore should not be omitted.

The Proposal does not urge Standard Pacific to take a specific measure to minimize or eliminate operations that may adversely affect the environment, for two reasons. First, the Foundation does not know what Standard Pacific is currently doing or planning to do in this regard and the Proposal is thus framed to elicit disclosure on these points. Second, promoting a specific response by Standard Pacific would risk exclusion under the "micromanagement" reasoning articulated by the Commission in its May 1998 release modifying its approach to the ordinary business exclusion. [11]

Despite this, the Proposal does focus on the steps Standard Pacific is taking to minimize or eliminate operations that may adversely affect the environment. As discussed above, the Proposal seeks a report on Standard Pacific's responses --the steps it is taking to deal with pressures for greater energy efficiency. Although those pressures stem from several concerns, the desire of consumers and regulators to slow the pace of man-made climate change is foremost among them. There is a strong scientific consensus that rising temperatures are due to the consumption of fossil fuels, and that climate change will continue unless consumption patterns are altered. Moves toward greener building practices would thus contribute to slowing the pace of climate change and lessen harm to the environment.

To conclude, the Proposal does not ask for a risk assessment, a cost/benefit analysis or any other kind of evaluation of financial impacts on Standard Pacific. Instead, it asks Standard Pacific to tell shareholders what steps, if any, it is taking in response to increasing pressure to improve energy efficiency. Because energy efficiency is intertwined with human impact on the environment and global climate change, any measures Standard Pacific is taking or planning to take in the direction of greater energy efficiency would minimize harm to the environment. Accordingly, the Proposal falls squarely within SLB 14C's second category of proposals, and exclusion is not appropriate.

The Proposal Does Not Deal with Standard Pacific's Choice of Technologies

Standard Pacific's argument that the Proposal is excludable as addressing the Company's choice of technologies is also meritless. The Staff has allowed registrants to exclude proposals that seek the adoption of a particular technology or ask that other changes be made in the registrant's products or services. These proposals, however, have attempted to specify the precise kinds of changes to be made, and thus crossed the line into the kind of micromanagement the Staff has not allowed in proposals submitted under Rule 14a-8.

In *WPS Resources Corp.*, [12] cited by Standard Pacific, the proposal listed eight initiatives the company should consider, including such specific directives as a "plan to document the company's existing Parallel Generation / Net Energy Billing (a/k/a netmetering) policy in a customer friendly format" and a "plan to develop a joint venture to manufacture off peak powered phase change air conditioning technologies within Wisconsin." Likewise, the proposal in *International Business Machines Corp.*, [13] which Standard Pacific also cites, asked the company to "take steps to offer IBM customers software technology that enables the customers to express their software with simplicity as advanced as was allowed by technology that was designed at IBM 30 years ago."

The proposal in *Union Pacific Corp.* [14] was also detailed and specific, focusing on a single rail safety measure. The proposal asked the board to report on "what corporate funds have been expended to date on this PTS project, and specifically what has been accomplished in the way of hardware, software, system testing, added maintenance force required, etc what is the status of PTS at this time? Does Union Pacific Corporation intend to continue this PTS project, and at what cost??"

Here, the Proposal does not advocate for the adoption of a particular technology, for the reasons mentioned in the previous section. Rather, the Proposal aims to glean insight regarding the way Standard Pacific's board is analyzing the many issues relating to energy efficiency. As a result, the Proposal cannot fairly be characterized as advocating the adoption of a specific technology.

In sum, Standard Pacific has failed to meet its burden of proving its entitlement to rely on the ordinary business exclusion to omit the Proposal. The Proposal does not ask for a risk assessment, and focuses on Standard Pacific's response to pressures for greater energy efficiency. Moreover, the Proposal does not urge Standard Pacific to adopt any particular technology to deal with these issues. Accordingly, Standard Pacific's request for a determination that it may exclude the Proposal in reliance on the ordinary business exclusion should be denied.

If you have any questions or need anything further, please do not hesitate to call me at (212) 787-7300. The Foundation appreciates the opportunity to be of assistance to the Staff in this matter.

Very truly yours,

/s/

Laura J. Shaffer

Manager of Shareholder Activities

cc: Michelle A. Hodges

Gibson, Dunn & Crutcher

Fax # 949-475-4703

[STAFF REPLY LETTER]

January 29, 2007

Response of the Office of Chief Counsel *Division of Corporation Finance*

Re: Standard Pacific Corp. Incoming letter dated December 15, 2006

The proposal requests that the company assess its response to rising regulatory, competitive, and public pressure to increase energy efficiency.

There appears to be some basis for your view that Standard Pacific may exclude the proposal under rule 14a-8 (i)(7), as relating to Standard Pacific's ordinary business operations (i.e., evaluation of risk). Accordingly, we will not recommend enforcement action to the Commission if Standard Pacific omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

/s/

Amanda McManus

Attorney-Adviser

1 Xcel Energy Inc. (publicly available Apr. 1, 2003).

2 Newmont Mining Corp. (publicly available Feb. 5, 2005).

3 Newmont Mining Corp. (publicly available Feb. 4, 2004).

4 Cinergy Corp. (publicly available Feb. 5, 2003).

5 Willamette Industries, Inc. (publicly available Mar. 20, 2001).

6 Newmont Mining Corp., *supra* note 2.

7 Newmont Mining Corp., *supra* note 3.

8 Willamette Industries, *supra* note 5.

9 Ford Motor Company (publicly available Mar. 2, 2004).

10 The proposal in American International Group, Inc. (publicly available Feb. 11, 2004) appears to have been excluded because, as an insurer, AIG is in the business of evaluating risk, and thus a proposal addressing the effect of climate change on the company's business strategy was deemed to implicate risk assessment.

11 Exchange Act Release No. 40018 (May 21, 1998).

12 WPS Resources Corp. (publicly available Feb. 16, 2001).

13 International Business Machines Corp. (publicly available Jan. 6, 2005).

14 Union Pacific Corp. (publicly available Dec. 16, 1996).

NO-ACT, WSB File No. 0221200615, Ryland Group, Inc. (Feb. 13, 2006)

Ryland Group, Inc.

Public Avail. Date: February 13, 2006

WSB File No. 0221200615

Fiche Locator No. None

WSB Subject Category: 77

References:

Securities Exchange Act of 1934, Section 14(a); Rule 14a-8

[INQUIRY LETTER]

December 16, 2005

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Chief Counsel

100 F Street, N.E.

Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by The Nathan Cummings Foundation to The Ryland Group, Inc.

Ladies and Gentlemen:

We are counsel to The Ryland Group, Inc. ("Ryland" or the "Company") and, on behalf of Ryland, we respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur that it will not recommend enforcement action if Ryland omits a shareholder proposal and supporting statement (the "Proposal") submitted by The Nathan Cummings Foundation (the "Proponent"). The Proponent seeks to include the Proposal in Ryland's proxy materials for the 2006 annual meeting of shareholders (the "2006 Proxy"). The Proposal requests Ryland to issue a report to shareholders assessing the risks and benefits to the Company of increasing energy efficiency.

On November 10, 2005, Ryland received the Proponent's Proposal dated November 9, 2005. Pursuant to Rule 14a-8(j), Ryland is submitting six paper copies of the Proposal and an explanation as to why Ryland believes that it may exclude the Proposal. For your review, we have attached a copy of the entire Proposal as *Appendix A*. Ryland appreciates the Staff's consideration and time spent reviewing this no action request.

For purposes of our discussion, a key portion of the Proposal reads as follows:

* * * As concerns about rising energy prices, climate change and energy security continue to increase, the focus on energy efficiency will only intensify. It is vital that our company be well positioned to compete going forward. Taking action to improve energy efficiency can result in financial and competitive advantages to the company. Ignoring this quickly growing trend could result in our company being an industry laggard and expose it to the potential for competitive, reputational and regulatory risk.

Resolved:

The shareholders request that the Company assess its response to rising regulatory, competitive, and public pressure to increase energy efficiency and report to shareholders (at reasonable cost and omitting proprietary information) by September 1, 2006.

I. The Proposal Relates to Ordinary Business Operations --Rule 14a-8(i)(7).

The Company believes that the Proposal may be omitted under Rule 14a-8(i)(7) as relating to Ryland's ordinary business operations for two reasons. **First**, the Proposal directly calls upon Ryland to ask shareholders to step into the shoes of management and evaluate the risks and benefits of the Company's current approach to energy efficiency by creating a risk assessment report and distributing it to shareholders. **Second**, the Proposal calls on Ryland to supplant management's judgment by allowing the Company's shareholders to begin the process of choosing what types of technologies and building materials the Company should use to avert economic and competitive risks related to energy efficiency matters.

II. The Proposal Falls Within the Staff's Recent Guidance Issued in Staff Legal Bulletin No. 14C ("SLB 14C"), published on June 28, 2005, as a Proposal Which May be Omitted for Relating to the Ordinary Business Matter of Evaluating Risk.

The Proposal asks the Company to produce a risk assessment report concerning its energy efficiency policy and related competitive, financial, reputation and regulatory risks to the Company. Moreover, the Proposal focuses specifically on competitive risk to the Company's position by stating that the Company could become an industry laggard without addressing these internal risks.

After being asked to analyze numerous proposals referencing environmental and public health issues, in SLB 14C, the staff appropriately determined that it was time to address these types of proposals and set forth guidelines for companies seeking to preserve their own managements' ability to continue to make decisions affecting day-to-day operations.

Specifically, Section D.2. of SLB 14C addresses the precise case raised by the Proponent. In pertinent part, Section D.2. of SLB 14C states:

To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk.

To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7).

Our understanding is that the purpose of the foregoing distinction is that a proposal letter which focuses solely on the ordinary business matters of a company (including assessment of risks facing the company from various business decisions) are excludable, but that proposals that focus on "significant social policy issues" are not excludable because the proposals may transcend normal day-to-day business matters. In our judgment, the Cummings proposal clearly fits within the first category and therefore is excludable. The proposal itself asks the

Company to "assess its response" to pressures to increase energy efficiency and the supporting statement clearly indicates that the reason to do so is so that "our Company [is] well positioned to compete going forward." The supporting statement further states that "Ignoring this quickly growing trend could result in our company being an industry laggard and expose it to the potential for competitive, reputational and regulatory risk." All of these items, as well as other statements within the supporting proposal, clearly indicate a focus on the Company's internal risks and not on an overall social policy issue. These are matters for the business judgment of management.

Section D.2. of SLB 14C concludes by discussing two seminal no action letters in the significant policy area of damage to the environment. First, in *Xcel Energy, Inc.* (Apr. 1, 2003), the Staff granted relief under 14a-8(i)(7) allowing Xcel to exclude a proposal because the proposal requested a report on the economic risks of Xcel's prior, current and future emissions of carbon dioxide and other gases. The *Xcel* proposal requested the report to address the economic benefits of reducing such emissions related to its business operations. Similarly, the Proponent asks Ryland to address risks it may encounter in the area of energy efficiency which may hurt it economically and cause it to become an industry laggard. Also, the Proposals mentions the financial and competitive advantages which may result from taking action to improve energy efficiency. The Proposal submitted to Ryland requests the same type of risk versus benefit report requested by the proponent in *Xcel Energy, Inc. See Newmont Mining Corp.* (Feb 5, 2005)(granting relief to exclude a proposal under Rule 14a-8(i)(7) calling for management to review and provide a report to shareholders regarding the company's waste disposal policies at its mining operations with a focus on environmental and public health risks); *Newmont Mining Corp.* (Feb 4, 2004) (granting relief to exclude a proposal under Rule 14a-8(i)(7) requesting a report on the risk to the company's operations, profitability and reputation from its social and environmental liabilities); and *Cinergy Corp.* (Feb. 5, 2003)(granting relief to exclude a proposal under Rule 14a-8(i)(7) requesting a report on economic risks caused by the company's operations.).

In the second letter, *Exxon Mobil Corp.* (Mar. 18, 2005), mentioned in SLB 14C, the Exxon shareholder requested a report on specific environmental damage that would result from Exxon drilling for oil and gas in protected areas. The *Exxon* letter clearly focuses on social policy issues, in contrast to this proposal where the Proponent fails to make a single reference to environmental damage caused by Ryland in the way of global climate change, increased energy prices or burning of fossil fuels.

In another no action request, *Willamette Industries, Inc.* (Mar. 20, 2001), the staff granted no action relief under rule 14a-8(i)(7) where the proponent requested an independent committee of the board prepare a report on the company's environmental problems and efforts to resolve them, including an assessment of financial risk due to environmental issues. In the *Willamette* letter, the company argued that compliance with federal, state and local environmental laws and regulations was a matter that related to ordinary business operations. The company also highlighted that such a report would interfere with its day-to-day operations. Similarly, the Proposal at issue here references regulations addressing energy efficiency of American buildings, bills introduced in the United States Congress, estimates by the Environmental Protection Agency and similar regulatory risks that Ryland may face in the near term. Like the proposal in *Willamette*, Ryland management's business judgment concerning regulatory risk is inappropriate for consideration by all shareholders as a group.

Further, the staff granted relief to exclude the proposals requesting similar climate change/environmental risk assessment reports requested by proponents in *Ford Motor Company* (Mar. 2, 2004) and *American International Group, Inc.* (Feb. 11, 2004) on the basis that such reports related to the companies' day-to-day operations and were not proper for shareholder consideration.

Based on the foregoing, Ryland respectfully urges the staff to concur that the Proponent's energy efficiency risk assessment proposal may be excluded.

III. The Proposal Falls Within the Staff's Precedent, as a Proposal Which May be Omitted for Relating to the Ordinary Business Matters of Choice of Technologies.

In addition to focusing on risk assessment, on a number of occasions, the Proponent's supporting statement references "green building." In the Proponent's discussion of green building technologies, it discusses that while this approach may only be common in a narrow niche market, mainstream builders should consider this type of construction as important. Green building energy and environmental designs include the use of unique building technologies, materials and design. While the focus of the Proponent's request for a report focuses on risk assessment, the supporting statement also advocates that, as part of its risk assessment, Ryland focus on this new area of green building.

On a number of occasions the staff has granted relief under 14a-8(i)(7) where a shareholder proposal related to a company's choice of technologies. Here, the Proponent's request for a risk assessment report also appears to advocate that Ryland consider green building technology and design.

In *WPS Resources Corp.* (Feb 16, 2001), the Staff permitted exclusion of a shareholder proposal requesting that a utility company develop new co-generation facilities and improve energy efficiency. Ultimately, the Staff granted relief to WPS to exclude the proposal because the proposal dealt with "ordinary business operations (i.e. choice of technologies)." Similarly, as part of the Proposal's request for a risk assessment report, it is clear from the supporting statement that the Proponent believes Ryland may avoid certain economic and financial risks by adopting green building technologies and using similar green building materials for future home construction. *See also Union Pacific Corp.* (Dec. 16, 1996)(granting relief under rule 14a-8(i)(7) to exclude a proposal requesting a report on the development and adaptation of a new railroad safety technology.)

In *International Business Machines Corp.*, (Jan. 6, 2005), the Staff granted relief under 14a-8(i)(7) where the proponent's proposal called for a report regarding the design and development of IBM's software products. By the Proponent requesting a report assessing the risks and benefits associated with Ryland's energy efficiency policy and the specific focus on new green building designs, it appears that the Proponent is asking Ryland to make a choice on the type of technologies and building designs it implements in its day-to-day homebuilding operations.

Therefore, Ryland's choice of building technologies and materials is not an appropriate subject for shareholder consideration, and the Proposal should be excludable as part of Ryland's ordinary business operations.

IV. The Proposal Differs Materially from the Proponent's 2004 Greenhouse Gas Proposal

In 2004, the Proponent submitted a somewhat similar Proposal to Ryland which was included in Ryland's 2005 proxy materials (the "2004 Proposal" and attached as *Appendix B*). We wish to point out in this regard that there are changes to the current Proposal which we believe are highly material. Unlike the Proponent's 2004 Proposal, the current Proposal's resolution does not reference "and reduce greenhouse gas emissions." We believe this is highly significant because of the staff's guidance in SLB 14C.

The operative language in Section D.2. of SLB 14C states that if the proposal "focuses on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we [the Staff] do not concur." In last year's proposal, there is a colorable argument that the Proponent's advocacy toward a reduction in greenhouse gas emissions falls in the category of a proposal focusing on a company minimizing greenhouse gas that may adversely affect the environment. This year's resolution from the Proponent addresses only energy efficiency and the competitive and regulatory pressures Ryland should address in a risk assessment report. Moreover, the Proposal's supporting statement clearly places the report's focus on Ryland's assessment of risks versus benefits regarding Ryland's ability to compete in the homebuilding industry.

Staff's Use of Facsimile Numbers for Response

Pursuant to Staff Legal Bulletin 14C, in order to facilitate transmission of the Staff's response to our request during the highest volume period of the shareholder proposal season, our facsimile number is (410) 580-3001 and the Proponent's facsimile number is (212) 787-7377. Further, in appreciation of the Staff's work during the height of the proxy season, we have included photocopies of all no-action letters cited in this no action request as *Appendix C.*

Based on the foregoing, the Company respectfully requests the staff's concurrence that the Proposal may be omitted and that it will not recommend enforcement action if the Proposal is excluded from the Company's 2006 proxy materials.

If you have any questions or need any additional information, please contact the undersigned. We appreciate your attention to this request.

Sincerely,

/s/

R.W. Smith, Jr.

cc: The Nathan Cummings Foundation (Proponent)

475 Tenth Avenue, 14th Floor

New York, NY 10018

Fax: (212) 787-7377

/rnm

ENERGY EFFICIENCY RESOLUTION

Whereas:

Rising energy costs and concerns about energy security, climate change and the burning of fossil fuels are focusing increasing amounts of attention on energy efficiency. The G8 recently agreed to a wide-ranging "Action Plan" to promote energy efficiency and in the US, over 40 bills dealing with energy efficiency were introduced to Congress in the first six months of 2005 alone Domestic regulations addressing the matter continue to gain momentum. Many of these regulations address the energy efficiency of America's buildings.

According to estimates by the Environmental Protection Agency, residential and commercial buildings account for approximately 40 percent of the energy and 70 percent of the electricity consumed in the United States each year. In April, a report by the Energy Information Administration found that of the recommendations made by the National Commission on Energy Policy, those regarding new building and appliance efficiency standards were among the recommendations with the largest potential impacts on energy production, consumption, prices and fuel imports.

At the federal level, attempts to increase the overall energy efficiency of America's homes include the new energy bill, which includes tax credits for making energy efficiency improvements in new and existing homes. At the local level, at least 46 state, county and city governments have adopted policies requiring or encouraging the use of the US Green Building Council's Leadership in Energy and Environmental Design (LEED) program, which places a heavy emphasis on energy efficiency among other things.

Industry associations are also promoting the benefits of green building. The National Association of Home Builders (NAHB) has called green building a 'quiet revolution' and in an effort to help mainstream builders meet the needs of the growing green market, recently released its own green home building guidelines. According to a recent article about energy efficient buildings in the *San Francisco Chronicle*, "The marketing frenzy swirling around the word 'green' resembles a new gold rush."

While energy efficient green building may currently appear to be a niche market, broader market and regulatory trends indicate that energy efficient green building considerations are becoming increasingly important to mainstream builders. According to John Loyer, a specialist with the NAHB, "[I]t's getting an enormous amount of attention. It's quickly becoming a question for our high-producing guys of 'why aren't you green?'"

As concerns about rising energy prices, climate change and energy security continue to increase, the focus on energy efficiency will only intensify. It is vital that our company be well positioned to compete going forward. Taking action to improve energy efficiency can result in financial and competitive advantages to the company.

Ignoring this quickly growing trend could result in our company being an industry laggard and expose it to the potential for competitive, reputational and regulatory risk.

Resolved:

The shareholders request that the Company assess its response to rising regulatory, competitive, and public pressure to increase energy efficiency and report to shareholders (at reasonable cost and omitting proprietary information) by September 1, 2006.

THE 2004 NATHAN CUMMINGS' ENERGY EFFICIENCY RESOLUTION

"WHEREAS:

Climate change is increasingly recognized as a serious environmental issue. Concerns about greenhouse (GHG) emissions and dependency on fossil fuels are leading to increasing interest in energy efficiency. This is particularly relevant for companies engaged in building homes. According to the Environmental Protection Agency (EPA), the energy used in homes accounts for more than 20% of all U.S. GHG emissions, with the average home emitting more pollutants than the average car.

Although the United States has not ratified the Kyoto Treaty, at least half of U.S. states are addressing global warming through legislation, lawsuits or programs to reduce GHG emissions. Climate change and its implications for long-term shareholder value are also the focus of increasing investor attention. In 2003 investors representing over $10 trillion in assets signed on to the Carbon Disclosure Project asking companies to disclose emissions data and efforts to reduce them.

The EPA encourages companies to reduce GHG emissions and conserve energy through what is now a voluntary program, ENERGY STAR. In 1999 it introduced its national energy performance rating systems for buildings. The program provides assessment tools to help homeowners and building managers achieve greater energy efficiency and realize associated cost savings. By the end of 2002, approximately 1,100 buildings nationwide had earned the ENERGY STAR label. As a group, these buildings use 40% less energy than the average building in the United States.

Because using energy more efficiently avoids emissions from power plants, avoids the need for new power plants and reduces energy bills, sizable benefits can accrue. The EPA estimates that during 2002 efforts under the program saved enough energy to power 20 million homes and avoid GHG emissions equivalent to those produced by roughly 18 million cars. Approximately half of these energy savings were from private homes.

The EPA estimates that a home fully equipped with ENERGY STAR qualifying products will operate on about 30% less energy than a house equipped with standard products, saving the typical homeowner about $400 each year. Also, homes built to ENERGY STAR standards are 30 percent more energy efficient than homes built to the Model Energy Code.

We believe taking action to improve energy efficiency can result in financial and competitive advantages to the company. Conversely, inaction or opposition to emissions reduction and energy efficiency efforts could expose the company to regulatory and litigation risk, and reputation damage.

RESOLVED:

The shareholders request that a committee of independent directors of the Board assess how the company is responding to rising regulatory, competitive, and public pressure to increase energy efficiency and reduce greenhouse gas emissions and report to shareholders (at reasonable cost and omitting proprietary information) by September 1, 2005."

[INQUIRY LETTER]

January 9, 2006

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Chief Counsel, Division of Corporation Finance

Re: Request by The Ryland Group, Inc. to omit shareholder proposal submitted by the The Nathan Cummings Foundation

Dear Sir/Madam,

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, The Nathan Cummings Foundation (the "Foundation") submitted a stockholder proposal (the "Proposal") to The Ryland Group, Inc. ("Ryland" or the "Company"). The Proposal asks Ryland's Board of Directors to assess and report to stockholders by September 1, 2006 on how Ryland is responding to rising regulatory, competitive and public pressure to increase energy efficiency.

By letter dated December 16, 2005, Ryland stated that it intends to omit the Proposal from the proxy materials to be sent to stockholders in connection with the 2006 annual meeting of stockholders and asked for assurance that the Staff would not recommend enforcement action if it did so. Ryland claims that it is entitled to exclude the Proposal in reliance on Rule 14a-8(i)(7), as relating to Ryland's ordinary business operations. As discussed more fully below, Ryland has not met its burden of proving it is entitled to omit the Proposal, and its request for relief should accordingly be denied.

Ryland argues that the Proposal implicates the Company's ordinary business operations for two reasons, because it involves (i) the analysis of financial risks, and (ii) Ryland's choice of technology. As it did last year, Ryland claims that the Proposal seeks an internal assessment of financial risks and that it thus falls within the line of Staff determinations allowing exclusion of proposals dealing with risk assessment. This argument fails because the Proposal does not ask Ryland to perform a risk assessment, risk evaluation or cost/benefit analysis, as proposals the Staff has allowed registrants to exclude have done.

Each of the letters Ryland cites involved a proposal that explicitly asked the company to evaluate the risks, or risks and benefits, associated with a particular corporate activity. In Xcel Energy, Inc., [1] the proposal asked the company to report on "the economic risk associated with the Company's past, present and future emissions" of various substances; the risk associated with the company's "public stance" regarding emissions reduction; and the economic benefits of committing to a substantial reduction of emissions. The Staff allowed Xcel to omit the proposal on the ground that it sought an "evaluation of risks and benefits." The Staff used the Xcel proposal in Staff Legal Bulletin 14C to illustrate the type of proposal the Staff considers to be excludable under the ordinary business exclusion because it focuses on an "internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health." [2]

Similarly, the proposals in Newmont Mining Corp. (2005), [3] Newmont Mining Corp. (2004), [4] Cinergy Corp., [5] and Willamette Industries Inc., [6] without exception, asked for reports evaluating risks confronting the companies. The proposal in Cinergy Corp. was substantially similar to the proposal submitted to Xcel, while the other proposals variously sought reports on "potential environmental and public health risks" created by the company's policies on waste disposal in Indonesia, [7] "risk to the company's operations, profitability and reputation from its social and environmental liabilities," [8] and "an estimate of worst case financial exposure due to environmental issues for the next ten years." [9] Ford Motor Company, [10] also cited by Ryland, is inapposite; the proposal there was excluded because it dealt with the "specific method of preparation and the specific information to be included in a highly detailed report" on climate change. 11

The Proposal, by contrast, does not ask for a risk assessment or cost/benefit analysis. Instead, it requests that Ryland report on how it is responding to rising regulatory, competitive and public pressure to increase energy efficiency. The Staff has refused to allow registrants to omit proposals using similar wording, finding that they do not request a risk assessment. 12 Ryland argues that the Proposal does not raise a significant policy issue because it does not involve an environmental or public health issue.

This claim is belied by the Proposal itself, which refers in the first paragraph to "climate change and the burning of fossil fuels," both of which clearly relate to the environment and public health. Later, the Proposal mentions climate change as a reason the Foundation believes that pressures for greater energy efficiency will continue to grow. This is logical: a core concern leading to pressure for greater energy efficiency is a desire to minimize consumption of electricity and natural gas to lessen the impact on the environment and, by extension, public health.

The Proposal's discussion of the reasons greater energy efficiency could also make business sense for Ryland does not somehow cancel out the Proposal's focus on the environment or remove the subject from the realm of a significant policy issue. Investment fiduciaries who will be voting on the Proposal view issues such as climate change and energy efficiency through the lens of financial performance, and similar discussions in the supporting statement have not led the Staff to determine that other proposals may be excluded. 13

Ryland's argument that the Proposal is excludable as addressing the Company's choice of technologies is also meritless. The Staff has allowed registrants to exclude proposals that seek the adoption of a particular technology or ask that other changes be made in the registrant's products or services. These proposals, however, have attempted to specify the precise kinds of changes to be made, and thus crossed the line into the kind of micromanagement the Staff has not allowed in proposals submitted under Rule 14a-8.

For example, in WPS Resources Corp., 14 the proposal listed eight initiatives the company should consider, including such specific directives as a "plan to document the company's existing Parallel Generation / Net Energy Billing (a/k/a netmetering) policy in a customer friendly format" and a "plan to develop a joint venture to manufacture off peak powered phase change air conditioning technologies within Wisconsin." Likewise, the proposal in International Business Machines Corp., 15 also cited by Ryland, asked the company to "take steps to offer IBM customers software technology that enables the customers to express their software with simplicity as advanced as was allowed by technology that was designed at IBM 30 years ago."

The proposal in Union Pacific Corp. 16 was also detailed and specific, focusing on a single rail safety measure. The proposal asked the board to report on "what corporate funds have been expended to date on this PTS project, and specifically what has been accomplished in the way of hardware, software, system testing, added maintenance force required, etc what is the status of PTS at this time? Does Union Pacific Corporation intend to continue this PTS project, and at what cost?"

Here, the Proposal does not advocate for the adoption of a particular technology, although the supporting statement does suggest that Ryland could obtain a competitive advantage through the use of green building approaches, a broad term covering many different technological mechanisms for making buildings more energy efficient. But the Proposal itself is broader, aiming to glean insight on the way Ryland's board is analyzing the many issues relating to energy efficiency. Accordingly, the Proposal cannot fairly be characterized as advocating the adoption of a specific technology.

If you have any questions or need anything further, please do not hesitate to call me at (212) 787-7300. The Foundation appreciates the opportunity to be of assistance to the Staff in this matter.

Very truly yours,

/s/

Laura J. Shaffer

Manager of Shareholder Activities

cc: R.W. Smith, Jr.

Piper Rudnick Gray Cary

Fax #410-580-3001

[INQUIRY LETTER]

VIA HAND DELIVERY and FACSIMILE (202-772-9201)

January 13, 2006

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Chief Counsel

100 F Street, N.E.

Washington, D.C. 20549

Re: Letter from The Nathan Cummings Foundation dated January 9, 2006 Opposing Request for Omission of Shareholder Proposal Submitted on November 9, 2005 by The Nathan Cummings Foundation to The Ryland Group, Inc.

Ladies and Gentlemen:

We are counsel to The Ryland Group, Inc. ("***Ryland***" or the "***Company***") and, on behalf of Ryland on December 16, 2005, we submitted a letter requesting that the staff of the Division of Corporation Finance (the "***Staff***") concur that it will not recommend enforcement action if Ryland omits a shareholder proposal and supporting statement (the "***Proposal***") submitted on November 9, 2005 by The Nathan Cummings Foundation (the "***Proponent***"). On January 10, 2006, we received a facsimile of a letter from the Proponent (the "***Response Letter***") responding to our request seeking omission of the Proponent's Proposal.

We would like to respond to three specific points raised by the Proponent in its Response Letter.

I. The Proposal Calls for an Internal Assessment of the Risks and Benefits of Using Green Builiding Technologies and the Staff's Guidance in Staff Legal Bulletin 14C (SLB 14C").

Throughout the Proponent's Response Letter, the Proponent contends that its Proposal does not call on Ryland to conduct an internal assessment of the risks and benefits or conduct a cost/benefit analysis of modifying its homebuilding operations toward implementation of Green Building Construction Technologies. The Proponent's assertion is simply not accurate. As stated in Section D of SLB 14C, when reviewing a proposal under the 14a-8(i)(7) exclusion, the staff looks at both the Proposal and Supporting Statement as a *whole*.

In the last paragraph of the Supporting Statement, the Proponent cannot deny its outright call for a risk assessment. Specifically, the Proponent states that if Ryland does not implement these new Green Building Technologies, it will suffer: "Taking action to improve energy efficiency can result in ***financial and competitive***

advantages to the company. Ignoring this quickly growing trend could result in our company being an industry laggard and ***expose*** it to the potential for ***competitive, reputational*** **and** ***regulatory risk.***"

In the Resolution Clause of the Proposal, which calls on Ryland to act, the Proponent states:

Resolved:

The shareholders request that the Company ***assess its response to rising regulatory, competitive, and public pressure to increase energy efficiency*** and report to shareholders (at reasonable cost and omitting proprietary information) by September 1, 2006.

By following the Staff's guidance, the true intent of the Proposal is clear. The Proponent cannot deny that it calls on Ryland for an assessment. An assessment of what? The entire Proposal and Supporting Statement focus on the use of Green Building Technologies to increase energy efficiency. The Proponent conveys these ideas for modifying business operations by directly pointing the company to discrete risks that it wants assessed by the Company should it decide not to implement such technologies. Clearly, the type of benefits and risks cited by the Proponent are required to be included in the "Assessment" called for by this Proposal.

II. Material Deletion of the Greenhouse Gas Emission Language from the current Proposal Submitted to Ryland in 2005 as compared to the Proposal Submitted in 2004.

In the Response Letter, the Proponent repeatedly refers to its arguments supporting a proposal it submitted to Ryland in 2004, but completely fails to address the ***material*** modification of the current Proposal as compared to the Proponent's 2004 proposal. As we stated in our letter to the Staff dated December 16, 2005, unlike the Proponent's 2004 proposal, the current Proposal completely fails to reference "*and* ***reduce*** greenhouse gas emissions." We believe this material modification is highly significant because of the Staff's SLB 14C clarification regarding rule 14a-8(i)(7). No where in the Proponent's Resolution Clause or Supporting Statement does the Proponent call for Ryland to ***reduce*** or ***eliminate*** greenhouse gas emissions or ***reduce*** or ***eliminate*** the use of fossil fuels. Yet, the Proponent tries to rely on old arguments toward the present Proposal. The focus of the Proposal is not the environment or the public's health, but rather the risks and benefits of modifying Ryland's ordinary business operations.

In the Proponent's 2004 proposal, the Proposal included an affirmative request directing Ryland to assess reducing greenhouse gas omissions. This would appear to constitute a direct call to "minimize or eliminate operations" as discussed in Section D.2. of SLB 14C. In SLB 14C, the Staff stated that it *would not concur* with a company's view to exclude a proposal where the proponent focused on the company "minimizing or eliminating operations" that may adversely affect the environment or the public's health. Here, the Proposal does not call for such a reduction. The Proponent's intentional or inadvertent deletion of the greenhouse gas reduction term materially alters the meaning of the current Proposal from the proposal submitted in 2004. By deleting this operative language, the true nature of the Proposal is revealed, which is to conduct a risk assessment of Company's operations as they relate to the types of technologies it utilizes. Again, the Response Letter mentions SLB 14C only as a citation to *Xcel Energy, Inc.* (Apr. 1, 2003) and not the Staff's view that a proposal calling for an assessment of Company exposure to competitive, reputational and regulatory risks is excludable under 14a-8 (i)(7). The Proponent's call for an assessment represents the type of risk assessment request called for in *Xcel.*

III. Proponent's Specific Advocacy of Green Building Plans as its Choice of Technologies.

The Proponent's Response Letter states that the Proposal does not advocate for the adoption of a particular technology. In a contradictory statement, the Proponent acknowledges that it discusses the "advantages," or benefits, of its choice for Ryland to use Green Building Technologies. The Proponent argues that its choice of Green Building Technologies should not be viewed as advocating a means to micro-manage the company, but rather, it conveys to the Staff that it only meant Green Building Technologies in the broadest sense.

Unfortunately, the Proponent again directly contradicts itself with its overt advocacy for Ryland to focus on the benefits and risks of failing to implement specific Green Building Construction Technologies, such as: (1) the

National Commission on Energy Policy's New Building and Appliance Efficiency Standards, (2) the U.S. Green Building Council's Leadership in Energy and Environmental Design Program; and (3) The National Association of Home Builders Green Home Building Guidelines.

As offered in our letter to the Staff dated December 16, 2005 and supported by the prior SEC No-Action letters cited in that letter, Ryland's choice of building technologies and materials is not an appropriate subject for shareholder consideration, and the Proposal should be excludable as part of Ryland's ordinary business operations.

Based on the Company's request for omission of this Proposal and lack of merit proposed in the Proponent's response, the Company respectfully requests the staff's concurrence that the Proposal may be omitted and that it will not recommend enforcement action if the Proposal is excluded from the Company's 2006 proxy materials.

If you have any questions or need any additional information, please contact the undersigned. We appreciate your attention to this request.

Sincerely,

/s/

R.W. Smith, Jr.

/mm

cc: The Nathan Cummings Foundation (Proponent)

475 Tenth Avenue, 14th Floor

New York, NY 10018

[STAFF REPLY LETTER]

February 13, 2006

Response of the Office of Chief Counsel

Division of Corporation Finance

Re: The Ryland Group, Inc. Incoming letter dated December 16, 2005

The proposal requests that the company assess its response to rising regulatory, competitive, and public pressure to increase energy efficiency.

There appears to be some basis for your view that Ryland may exclude the proposal under rule 14a-8(i)(7), as relating to Ryland's ordinary business (i.e., evaluation of risk). Accordingly, we will not recommend enforcement action to the Commission if Ryland omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

/s/

Amanda McManus

Attorney-Adviser

[1] Xcel Energy, Inc. (publicly available Apr. 1, 2003).

[2] Division of Corporation Finance, Staff Legal Bulletin 14C, "Shareholder Proposals" (June 28, 2005).

[3] Newmont Mining Corp. (publicly available Feb. 5, 2005).

[4] Newmont Mining Corp. (publicly available Feb. 4, 2004).

[5] Cinergy Corp. (publicly available Feb. 5, 2003).

[6] Willamette Indu stries, Inc. (publicly available Mar. 20, 2001).

[7] Newmont Mining Corp., *supra* note 3.

[8] Newmont Mining Corp., *supra* note 4.

[9] Willamette Industries, *supra* note 6.

[10] Ford Motor Company (publicly available Mar. 2, 2004).

[11] The proposal in American International Group, Inc. (publicly available Feb. 11, 2004) appears to have been excluded because, as an insurer, AIG is in the business of evaluating risk, and thus a proposal addressing the effect of climate change on the company's business strategy was deemed to implicate risk assessment.

[12] *E.g.*, Reliant Resources, Inc. (publicly available Mar. 5, 2004).

[13] *E.g.*, Unocal Corporation (publicly available Feb. 23, 2004) (arguing that climate risk and associated public and regulatory pressures pose financial risks to the company); Reliant Resources, *supra* note 12 (same).

[14] WPS Resources Corp. (publicly available Feb. 16, 2001).

[15] International Business machines Corp. (publicly available Jan. 6, 2005).

[16] Union Pacific Corp. (publicly available Dec. 16, 1996).

NO-ACT, WSB File No. 0217200414, Newmont Mining Corp. (Feb. 04, 2004)

Newmont Mining Corp.

Public Availability Date: February 04, 2004

WSB File No. 0217200414

Fiche Locator No. 3681C2

WSB Subject Category: 77

References:

Securities Exchange Act of 1934, Section 14(a); Rule 14a-8

[INQUIRY LETTER]

December 19, 2003

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re: Newmont Mining Corporation Statement of Reasons for Omission of Shareholder Proposal Pursuant to Exchange Act Rule 14a-8(j)

Ladies and Gentlemen:

On behalf of our client Newmont Mining Corporation, a Delaware corporation ("Newmont" or the "Company"), we are submitting this letter pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in reference to the Company's intention to omit the Shareholder Proposal attached hereto as Exhibit A (the "Proposal") filed by Boston Common Asset Management, LLC on behalf the Brethren Benefit Trust, Inc. (the "Proponent"). We hereby request that the staff of the Division of Corporation Finance (the "Staff") not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on one or more of the interpretations of Exchange Act Rule 14a-8 set forth below, the Company excludes the Proposal from its proxy materials.

The Proposal

The Proposal states "that the shareholders request the Board of Directors of Newmont Mining publish a comprehensive report, prepared at a reasonable cost and omitting proprietary information, on the risk to the company's operations, profitability and reputation from its social and environmental liabilities and make this report available to shareholders by May 1, 2005."

For the reasons set forth below, the Company believes that the Proposal may be omitted from its proxy materials.

Discussion of Reasons for Omission

The Proposal should be considered a matter of ordinary business operations. Exchange Act Rule 14a-8(i)(7) permits a registrant to omit a shareholder proposal if it "deals with a matter relating to the company's ordinary business operations." In accordance with this rule, the Staff has consistently permitted the exclusion of proposals that require a company to prepare a special report on a particular aspect of the conduct of its ordinary business operations, even in cases where such proposal would not require the taking of any particular action by the company with respect to such business operations. In Exchange Act Release No. 34-20091 (August 16, 1983), the Commission specifically addressed the issue of the excludability under Exchange Act Rule 14a-8(c)(7) (the predecessor to the current Rule 14a-8(i)(7)) of proposals requesting reports on matters which relate to a company's ordinary business operations. According to this Release, a proposal will be excludable pursuant to the Exchange Act Rule if the subject matter of the special report involves a matter of ordinary business. The general policy underlying the "ordinary business" exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 40018 (May 21, 1998). This general policy rests on two primary considerations: (i) that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight"; and (ii) the "degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Exchange Act Release No. 40018 (May 21, 1998).

In our judgment, the Proposal fits squarely within the category of proposals meant for exclusion pursuant to Rule 14a-8(i)(7). The Proposal's focus is the operations and profitability of the Company, which are issues exclusively under the aegis of the Board of Directors. The Proponent does not request that the Company adhere to any principles or policies. Instead, the Proposal seeks an analysis of the economic risks related to the Company's business activities and, in particular, certain of its liabilities. Evaluation of risks in financial terms, however, is a fundamental part of ordinary business operations and is best left to management and the Board of Directors. *See Xcel Energy Inc.* (available April 1, 2003) (excluding proposal which urged that the company's board of directors issue a report disclosing the economic risks associated with the company's past, present and future emissions of certain gases and the public stance of the company regarding efforts to reduce these emissions); *Mead Corporation* (available January 31, 2001) (excluding proposal related to a request for a report of the company's environmental risks in financial terms). The Proposal is similar to those in *Xcel Energy Inc.* and *Mead Corporation.*

Furthermore, the Staff has consistently allowed omission of proposals seeking financial disclosures beyond those that the registrant is required to make on the basis that such proposals relate to the conduct of ordinary business. *See, e.g., WPS Resources Corp.* (available January 23, 1997); *American Telephone and Telegraph Company* (available January 29, 1993); *American Stores Company* (available April 7, 1992); *Potomac Electric Power Company* (March 1, 1991); *Pacific Gas and Electric Company* (available December 13, 1989); *Minnesota Mining and Manufacturing Company* (available March 23, 1988); *Arizona Public Service Company* (available February 22, 1985). Moreover, the Staff has not objected to omission of such proposals even though they did not specifically request that the financial information be included in a periodic report but rather sought disclosure of the information to shareholders supplementally. *Mead Corporation* (available January 31, 2001); *American Telephone and Telegraph Company* (available January 29, 1993); *Arizona Public Service Company* (available February 22, 1985). The Commission already regulates disclosure by companies to ensure that shareholders and potential investors have sufficient information to make informed decisions about such companies, including any known risks and uncertainties that might have future material financial impact on such company. The decision to disclose information in addition to that which is required by the Commission is properly left to the judgment of the Company's Board of Directors and management as a matter relating to the conduct of ordinary business operations. Therefore, the Company believes that the Proposal is also excludable pursuant to the above reasoning.

While proposals involving business matters that are mundane in nature may be excluded from a company's proxy materials based upon Rule 14a-8(i)(7), proposals that raise social policy issues so significant that a shareholder vote on the matter is appropriate may not be excluded on such basis. Exchange Act Release No.

12999 (November 22, 1976); Exchange Act Release No. 40018 (May 21, 1998). However, as noted above, the Proposal does not identify a social policy issue that the Company is requested to review or address nor does it require that the report address or remedy any social issues. Accordingly, the Proposal does not raise a "sufficiently significant social policy issue" so as to bring it outside of Rule 14a-8(i)(7). Exchange Act Release No. 40018 (May 21, 1998). Instead, the Proposal merely addresses the ordinary business of the Company.

The Company may also properly exclude the Proposal under Exchange Act Rule 14a-8(i)(3) because it contains impermissibly misleading and vague language, thereby violating Rule 14a-9. The preamble and the Proponent's statement in support of the Proposal include statements which have no basis in fact, or omit to state relevant information, and which the Company considers to be false and misleading in violation of the Commission's proxy rules. They thus violate Rule 14a-9. Note (b) of Rule 14a-9 states the following as an example of what may be misleading within the meaning of the Rule: "[m]aterial which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation."

The preamble to the Proposal states: *"A recent study by the Mineral Policy Center found that mining companies have vastly understated their long-term environmental liabilities and have not posted reclamation bonds sufficient to cover these costs."*

The Proponent attempts to lend unwarranted and authoritative credibility to the Mineral Policy Center, an environmental advocacy group that, according to its own website, "is a nonprofit environmental organization dedicated to protecting communities and the environment, nationally and internationally, by preventing the environmental impacts associated with irresponsible mining and mineral development, and by cleaning up pollution caused by past mining." The Proponent neglects to point this out and instead present the Mineral Policy Center analysis as unbiased and neutral, which it is not.

The preamble to the Proposal also states the following:

"These liabilities, including environmental clean-up costs, compensation to displaced or aggrieved local communities and related legal expenses, may total hundreds of millions of dollars, thus representing a significant cost.

"Perceived environmental and social problems caused by the company's operations, including mining or proposed mining in protected areas, have led to community opposition in Peru, Indonesia, Ghana and the United States, resulting in considerable company expenditure on community relations."

"Just as customers have demanded "conflict-free" diamonds, gold purchasers may begin to demand verifiable commitments to social and environmental responsibility from gold producers."

The Proponent's statement in support of the Proposal further states: *"Such disclosure would help shareholders assess the risk to the company's operations, profitability and reputation. It would also help Newmont develop effective policies and practices on mining in protected areas, reclamation bonding, and building effective partnerships with important stakeholders including its customers, government regulators and the local communities in which the company operates."*

These statements cited above are speculative and contain broad generalizations and assumptions that are not supported by fact. The above sentences need factual support or otherwise should be deleted.

In addition, phrases such as:

- "aggrieved local communities"
- "perceived environmental and social problems"
- "impacts of ......its arrangements with security forces in areas of conflict"

are negative innuendo. These phrases should be deleted.

Furthermore, the preamble included in the Proposal states:

"Newmont currently does not disclose to shareholders adequate information related to the environmental, human rights and labor impacts of its operations or its arrangements with security forces in areas of conflict."

Such assertion suggests that the Company does not comply with current rules and standards governing disclosure of environmental risks and other risks and uncertainties related to its operations. Accordingly, such assertion creates a false or misleading impression of the Company since it implicates the Company in improper or illegal conduct without factual foundation. Therefore, such assertion makes the Proposal excludable under Rule 14a-8(i)(3).

Pursuant to Exchange Act Rule 14a-8(j)(2), filed herewith are six copies of this letter as well as six copies of the Proposal which includes a supporting statement from the Proponent. We would very much appreciate a response from the Staff on this no-action request as soon as practicable so that the Company can meet its timetable in preparing its proxy materials. If you have any questions or require additional information concerning this matter, please call Maureen Brundage of this Firm at (212) 819-8314.

Very truly yours,

/s/

RC:MB

cc: Mr. Britt D. Banks, Esq.

Lauren Compere

Will Thomas

[APPENDIX 1]

Exhibit

December 8, 2003

Mr. Wayne Murdy
Chairman and CEO
Newmont Mining Corporation
1700 Lincoln Street
Denver, CO 80203

Mr. Britt Banks
Vice President, General Counsel and Secretary
Newmont Mining Corporation
1700 Lincoln Street
Denver, CO 80203
Sent via fax to 303-837-5837 and via FedEx

Dear Mr. Murdy and Mr. Banks:

The Brethren Benefit Trust, Inc., (BBT) is the financial arm of the Church of the Brethren. BBT holds approximately 3,100 shares of Newmont Mining Corporation common stock. Our client, BBT, has authorized us to file the enclosed shareholder proposal on their behalf. As a religiously sponsored organization, BBT seeks to reflect its values, principles and mission in its investment decisions.

We appreciate that Newmont Mining's management states that it is committed to applying the highest standards in relation to the environment and the communities in which it operates. As the world's largest gold producer, we believe that Newmont Mining can and should be the leader in its industry in implementing its commitment to sustainable development.

However, as shareholders, we remain concerned that Newmont Mining has not fully disclosed adequate information regarding to its impact on the environment and communities in which it operates. In addition, we require further information on how Newmont Mining will address the risk to its operations, profitability and reputation from its social and environmental liabilities.

Therefore, we are submitting the enclosed shareholder proposal for inclusion in the 2004 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934 (the "Act"). BBT is the beneficial owner, as defined in Rule 13d-3 of the Act, of the above mentioned number of shares. BBT has held at least $2,000 in market value of these securities for more than one year and will continue to hold at least the requisite number of shares for proxy resolutions through the stockholders' meeting. Verification of ownership is enclosed.

We are sponsoring this resolution as the primary filer. A representative of the filers will attend the stockholders' meeting to move the resolution as required.

We appreciate the time that your colleagues, Dr. Chris Anderson and Dr. Helen McDonald, have spent in conversation and correspondence with us on these important issues. Interest in the role gold producers can play in sustainable development is high amongst our colleagues in social investment community and members of the Interfaith Center on Corporate Responsibility. We hope that we may continue our shareholder dialogue and reach a mutually satisfactory agreement that may allow us to withdraw our proposal.

Please send correspondence related to this matter to my attention to Boston Common Asset Management, 84 State Street, Suite 1000, Boston, MA 02109. I can be reached by phone at (617) 720-5557, via fax at (617) 720-5665, or via email at lcompere@bostoncommonasset.com, if you have any questions.

Sincerely,

/s/

Lauren Compere

Chief Administrative Officer

Encl. Resolution Text

CC: Will Thomas, Director of Foundation Operations, The Brethren Benefit Trust, Inc. Dr. Chris Anderson, Group Executive for External Relations and Communications Dr. Helen McDonald, Director of Community Relations & Social Development

[APPENDIX 2]

SOCIAL AND ENVIRONMENTAL LIABILITIES REPORT

WHEREAS:

We believe that a significant threat to the long-term profitability of Newmont Mining is the risk to the company's operations, profitability and reputation from its social and environmental liabilities;

These liabilities, including environmental clean-up costs, compensation to displaced or aggrieved local communities and related legal expenses, may total hundreds of millions of dollars, thus representing a significant cost;

A recent study by the Mineral Policy Center found that mining companies have vastly understated their long-term environmental clean-up liabilities and have not posted reclamation bonds sufficient to cover these costs;

Newmont currently does not disclose to shareholders adequate information related to the environmental, human rights and labor impacts of its operations or its arrangements with security forces in areas of conflict;

Perceived environmental and social problems caused by the company's operations, including mining or proposed mining in protected areas, have led to community opposition in Peru, Indonesia, Ghana and the United States, resulting in considerable company expenditure on community relations;

With recent acquisitions Newmont's global presence and exposure to these liabilities has increased;

The company has positioned itself as an industry leader in sustainable development, including maintaining its "social license to operate," and thus faces a risk to its reputation if it does not take concrete, transparent, and independently verifiable steps to implement these commitments;

Just as customers have demanded "conflict-free" diamonds, gold purchasers may begin to demand verifiable commitments to social and environmental responsibility from gold producers;

THEREFORE BE IT RESOLVED that the shareholders request the Board of Directors of Newmont Mining to publish a comprehensive report, prepared at reasonable cost and omitting proprietary information, on the risk to the company's operations, profitability and reputation from its social and environmental liabilities and make this report available to shareholders by May 1, 2005.

SUPPORTING STATEMENT

We believe that as the world's largest gold producer, Newmont should take a leadership role in its industry around disclosure of its social and environmental liabilities.

Such disclosure would help shareholders assess the risk to the company's operations, profitability and reputation. It would also help Newmont develop effective policies and practices on mining in protected areas, reclamation bonding, and building effective partnerships with important stakeholders, including its customers, government regulators and the local communities in which the company operates;

The proposed report should address the following environmental and social risks:

- The company's policy on operating in protected areas as defined by local or international bodies

- The company's policy on allowing independent, third-party assessment of financial assurance amounts for its existing and proposed mines and posting sufficient reclamation bonds for all operations

- The company's policy on disclosure of information on the environmental, human rights and labor impacts of its operations, consistent with the public's right to know about toxic releases and transfers as exemplified by the proposed U.S. International Right to Know legislation. This would also include disclosure of the existence and nature of its arrangements with local security forces

[STAFF REPLY LETTER]

February 4, 2004

Response of the Office of Chief Counsel Division of Corporation Finance

Re: Newmont Mining Corporation Incoming letter dated December 19, 2003

The proposal requests the board to publish a comprehensive report on the risk to the company's operations, profitability and reputation from its social and environmental liabilities.

There appears to be some basis for your view that Newmont Mining may exclude the proposal under rule 14a-8(i)(7), as relating to ordinary business operations (i.e., evaluation of risk). Accordingly, we will not recommend enforcement action to the Commission if Newmont Mining omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Newmont Mining relies.

Sincerely,

/s/

Song P. Brandon

Attorney-Advisor

NO-ACT, WSB File No. 0226200735, Union Pacific Corp. (Feb. 21, 2007)

Union Pacific Corp.

Public Availability Date: February 21, 2007

WSB File No. 0226200735

Fiche Locator No. (None)

WSB Subject Category: 77

References:

Securities Exchange Act of 1934, Section 14(a); Rule 14a-8

[INQUIRY LETTER]

December 29, 2006

Direct Dial (202) 955-8671

Fax No. (202) 530-9569

Client No. C 93154-00014

VIA HAND DELIVERY

Office of Chief Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: *Shareholder Proposal of the International Brotherhood of Teamsters Exchange Act of 1934 --Rule 14a-8*

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Union Pacific Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2007 Annual Shareholders Meeting (collectively, the "2007 Proxy Materials") a shareholder proposal and statements in support thereof (the "Proposal") received from the International Brotherhood of Teamsters (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company files its definitive 2007 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if it elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2007 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal pertains to matters of ordinary business operations (management of security and safety programs and the assessment of risks and liabilities arising from outside factors).

THE PROPOSAL

The Proposal requests that the Company provide information in its 2008 proxy statement "relevant to the Company's efforts to both safeguard the security of their operations and minimize material financial risk arising from a terrorist attack and/or other homeland security incidents." A copy of the Proposal, as well as related correspondence from the Proponent, is attached to this letter as *Exhibit A.*

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because the Proposal Pertains to Matters of Ordinary Business Operations.

The Proposal properly may be omitted pursuant to Rule 14a-8(i)(7) because the Proposal seeks an evaluation and report on the risks and liabilities of ordinary Company operations and seeks information about the Company's efforts to safeguard operations and minimize the financial risk from specified types of external factors. Rule 14a-8 (i)(7) permits the omission of shareholder proposals dealing with matters relating to a company's "ordinary business" operations. According to the Commission's Release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission further explained that the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but that the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations." [1]

The Commission also has stated that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the substance of the report is within the ordinary business of the issuer. *See* Exchange

• Act Release No. 20091 (August 16, 1983). This same standard applies with respect to shareholder proposals requesting that information be included in a company's filings with the Commission. *See Johnson Controls, Inc.* (avail. Oct. 26, 1999).

A. The Proposal Is Excludable Because It Seeks a Report on the Company's Overall Safety Programs.

The Company is the largest railroad in North America and serves twenty-three states. The Vision Statement of the Company states that the safety of the public and its employees is the Company's top priority. The Company devotes considerable resources towards efforts to avoid, prepare for, and minimize any impact from a wide variety of external events and circumstances that might, for example, cause derailments or reduce the overall safety of the railroad. The types of safety and security efforts encompassed by the Proposal thus constitute a central, but routine, aspect of the Company's business to minimize any financial or other risks that might arise from a variety of external factors, both of the type referred to in the Proposal and from other events - such as severe weather conditions, earthquakes and floods - that are beyond the control of the Company.

The Proposal is similar to many other shareholder proposals that the Staff has concurred can be omitted under Rule 14a-8(i)(7) because they seek reports or information about a company's safety and security initiatives. In *CNF Transportation, Inc.* (avail. Jan. 26, 1998), the Staff concurred in omitting a proposal requesting that the board of directors develop and publish a safety policy accompanied by a report analyzing the long-term impact of the policy on the company's competitiveness and shareholder value. In fact, the Staff has recognized on numerous occasions that a corporation's safety operations with regard to external factors constitute a matter of ordinary business. Likewise, in *AMR Corp.* (avail. April 2, 1987), the Staff concluded that a proposal requesting that the board of directors review and issue a report regarding the safety of the company's airline operations was excludable as a matter relating to ordinary business operations. *See also E.I. du Pont de Nemours and Co.* (avail. Nov. 27, 1992) (proposal excluded as ordinary business when it relates to "the safety of the Company's aviation operations").

Because the implementation of safety precautions and protocols is one of the core matters involving the Company's railroad operations, in a manner similar to the introduction of employee training and the employment of certain rail scheduling techniques, these actions are best viewed as a core and indispensable aspect of the business operations. Thus the Proposal, like the shareholder proposals at issue in the letters cited above, requires management to provide safety and financial information that relates exclusively to ordinary business activities appropriately managed by directors and officers. The introduction of shareholder micromanagement into the central and ordinary business activity of the Company, as contemplated by the Proposal, runs contrary to the precedent cited above.

B. The Proposal Is Excludable Because It Seeks an Evaluation and Report on the Risks and Liabilities of Ordinary Business Operations.

It is well established that a proposal seeking an internal assessment or evaluation of the risks related to a company's operations does not raise a policy issue, but instead delves into the minutiae and details of the company's ordinary business. Thus, in numerous cases, the Staff has concurred that a company could exclude a proposal that requested the company to report on its initiatives to manage the risk from external factors that could affect the company's business or operations. For example, in *The Chubb Corp.* (avail. Jan. 25, 2004), the proposal requested the company to prepare a report providing an assessment of Chubb's strategies to address the impacts of climate change on its business. The Staff concurred that this proposal was excludable under Rule 14a-8(i)(7) because it related to Chubb's ordinary business operations. *See also Wachovia Corp.* (avail. Feb. 10, 2006) (Staff concurred that the company could exclude a proposal requesting a report on the effect on Wachovia's business strategy of the challenges posed by global climate change). Likewise, in *Pfizer Inc.* (avail. Jan. 24, 2006), the proposal requested the company to report on the economic effects of certain pandemics and on the company's initiatives to date. Because the requested report involved an internal assessment and evaluation of risks affecting the company's business, the Staff concurred that the proposal was excludable. *See also ConocoPhillips* (avail. Feb. 1, 2006) (proposal requesting report on effect of pandemics and initiatives to date excludable); *Texas Instruments Inc.* (avail. Jan. 28, 2005) (same). To similar effect, in *The Ryland Group, Inc.* (avail Feb. 13, 2006), the Staff concurred that the company could exclude a proposal requesting the company to assess its response to rising regulatory, competitive and public pressure to increase energy efficiency.

In each of these precedents, the reports or assessments requested in the proposals related to the company's assessment of the risks to its business of some external event or situation and to the company's initiatives in response to the event or situation. In the present case, the Proposal likewise relates to the Company's initiatives (its efforts to safeguard security of its operations) with regard to external circumstances and an evaluation of those matters with respect to their impact on the financial well-being of the Company. Although the Proposal focuses on a particular type of risk - that arising from a possible terrorist attack and/or other homeland security incident - the Proposal remains a request for a report on how the Company is assessing and managing a day-to-day aspect of its operations. Because the Proposal here calls for information about the possible impact of external events and the Company's evaluation of and initiatives to respond to such risks, the Staff's precedent supports the conclusion that the Proposal implicates ordinary business matters within the meaning of Rule 14a-8(i)(7).

The Proposal also implicated the Company's ordinary business because it seeks a report on the Company's initiatives to assess and minimize financial risks. The Staff has consistently concurred that proposals seeking a report on financial risks to a company are excludable. In *Cinergy Corp.* (avail. Feb. 5, 2003), the Staff concurred that the company could exclude a proposal that requested a report disclosing the economic risks associated with past, present and future aspects of the company's operations, noting that the proposal related to an "evaluation of risks and benefits" of the company's operations. *See also Dow Chemical Co.* (avail. Feb. 23, 2005) (Staff concurred with exclusion of a proposal requesting a report on the impact that outstanding Bhopal issues, if not addressed by the company, may pose on the company's reputation, finances and business); *Williamette Industries, Inc.* (avail. Mar. 20, 2001) (proposal requesting a report on the company's environmental problems and initiatives to resolve them, including financial exposure arising from environmental issues, excludable as involving an "evaluation of risk").

This Proposal is clearly distinguishable from other proposals that request a company to provide information about inherently dangerous operations. In *Carolina Power and Light Co.* (avail. Feb. 23, 1989), the Staff did not concur that the company could exclude a proposal requesting a report on incidents, errors, and shutdowns of nuclear power operations. Similarly, in *Duke Energy Ohio, Inc.* (avail. Feb. 22, 1982), the Staff did not concur that a proposal to establish an independent panel to investigate a quality assurance program at a nuclear power plant was excludable as a matter relating to the company's ordinary business. In *Du Pont de Nemours and Co.* (avail. Feb. 24, 2006), the Staff did not concur with exclusion of a proposal regarding the preparation of a report on potential chemical releases resulting from company's general operations.

In contrast to the proposals in *Carolina Power and Light Co.*, *Duke Energy Ohio, Inc.*, and *Du Pont de Nemours and Co.*, which focused on the inherent dangers of a company's activities, the Proposal at issue here focuses on the Company's response to a possible external event and in particular on the financial risk that might arise. As the Company states in the Risk Factor section of its periodic filings with the Commission, there are a variety of risks that could impact the financial well-being of the Company, and terrorism-related losses represent only one of them. Moreover, the possibility of a terrorist attack and/or other homeland security incident is not inherent in or unique to the Company's business, as many types of businesses could be financially impacted by such incidents. Thus, because the Proposal necessarily seeks a report on the Company's internal assessment of and initiatives in response to possible external risks to the Company, and does not seek company action to address inherently dangerous business operations, and because the Proposal focuses on financial risks incident to the Company's day-to-day business operations, the precedent supports the conclusion that the Proposal implicates ordinary business matters within the meaning of Rule 14a-8(i)(7).

C. Regardless of Whether the Proposal Touches Upon Significant Social Issues, the Focus of the Proposal Addresses Ordinary Business Matters.

While the Staff has concluded that certain proposals implicate significant social policy issues and thus do not relate to a company's ordinary business operations, the Staff also has consistently concurred that simply touching upon a policy issue does not prevent exclusion of a proposal, where the context otherwise relates to a company's ordinary business operations. For example, in *Newmont Mining Corp.* (avail. Feb. 4, 2004), because the proposal clearly requested a report on an aspect of the company's ordinary business operations - *i.e.*, the financial risks and environmental liabilities associated with its operations - it was not necessary for the Staff to consider whether other aspects of the proposal implicated significant policy issues. Likewise, in *General Electric Co.* (avail. Feb. 3, 2005), the Staff concurred that a proposal relating to "the elimination of jobs within the Company and/or the relocation of U.S.-based jobs by the Company to foreign countries" was excludable under Rule 14a-8-(i)(7) as relating to "management of the workforce" even though the proposal also related to offshore relocation of jobs. *Compare General Electric Co.* (avail. Feb. 3, 2004) (proposal addressing the offshore relocation of jobs was not excludable under Rule 14a-8(i)(7)).

The Staff has also concurred that a proposal addressing a number of issues is excludable when some of the issues implicate a company's ordinary business operations. For example, in *General Electric Co.* (avail. Feb. 10, 2000), the Staff concurred that GE could exclude a proposal requesting that it (i) discontinue an accounting technique, (ii) not use funds from the GE Pension Trust to determine executive compensation, and (iii) use funds from the trust only as intended. The Staff concurred that the entire proposal was excludable under Rule 14a-8(i)(7) because a portion of the proposal related to ordinary business matters - *i.e.*, the choice of accounting methods. Similarly, in *Medallion Financial Corp.* (avail. May 11, 2004), in reviewing a proposal requesting that the company engage an investment bank to evaluate alternatives to enhance shareholder value, the Staff stated, "[w]e note that the proposal appears to relate to both extraordinary transactions and non-extraordinary transactions. Accordingly, we will not recommend enforcement action to the Commission if Medallion omits the proposal from its proxy materials in reliance on 14a-8(i)(7)." *See also Wal-Mart Stores, Inc.* (avail. Mar. 15, 1999) (proposal requesting a report to ensure that the company did not purchase goods from suppliers using, among other things, forced labor, convict labor and child labor was excludable in its entirety because the proposal also requested that the report address ordinary business matters).

Under these precedents, the Proposal is excludable regardless of whether or not the issue of potential terrorism attacks and homeland security considerations raise significant policy issues. Because portions of the Proposal relate to the Company's ordinary business operations, the Proposal may be excluded in its entirety under Rule 14a-8(i)(7).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2007 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. In addition, the Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to the Company only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or James J. Theisen, Jr., Assistant General Counsel and Assistant Secretary of the Company, at (402) 544-6765.

Sincerely,

/s/

Ronald O. Mueller

ROM/sbas

Enclosures

cc: James J. Theisen, Jr., Union Pacific Corporation Noa Oren, International Brotherhood of Teamsters

[INQUIRY LETTER]

November 9, 2006

BY FAX: 402-501-2144

BY UPS NEXT DAY

Ms. Barbara W. Schaefer

Corporate Secretary

Union Pacifio Corporation

1400 Douglas Street, MC 10015

Omaha, NE 68179

Dear Ms. Schaefer:

I hereby submit the following resolution on behalf of the International Brotherhood of Teamsters General Fund, in accordance with SEC Rule 14a-8, to be presented at the Company's 2007 Annual Meeting.

The General Fund has owned 40,000 shares of Union Pacific Corporation continuously for at least one year and intends to continue to own at least this amount through the date of the annual meeting. Enclosed is relevant proof of ownership.

Any written communication should be sent to the above address via U.S. Postal Service, UPS, or DHL, as the Teamsters have a policy of accepting only Union delivery. If you have any questions about this proposal, please direct them to Noa Oren of the Capital Strategies Department, at (202) 624-8990.

Sincerely,

/s/

C. Thomas Keegel

General Secretary-Treasurer

CTK/lm

Enclosures

[APPENDIX]

RESOLVED: That the shareholders of Union Pacific Corporation ("Company") hereby request that the Board of Directors make available, omitting proprietary information and at reasonable cost in their annual proxy statement by the 2008 annual meeting, information relevant to the Company's efforts to both safeguard the security of their operations and minimize material financial risk arising from a terrorist attack and/or other homeland security incidents.

SUPPORTING STATEMENT: It is imperative that shareholders be allowed to evaluate the steps our Company has taken to minimize financial risk arising from a terrorist attack or other homeland security incident.

The United States Naval Research Laboratory reported that one 90-ton tank car carrying chlorine, if targeted by an exploaive device, could create a toxic cloud 40 miles long and 10 miles wide, which could kill 100,000 people in 30 minutes. The risk of an attack of this magnitude is not insignificant according to the Federal Bureatt of Investigation, which issued a warning in 2002 about potential terrorist attacks on the union's railroads.

The train bombings in London in 2005 and Madrid in 2004, where hundreds of people died and thousands were injured, highlight the vulnerability of railways as prime targets for terrorist attacks. According to an Instrat briefing [1], Merrill Lynch analysts indicated that they thought the insured losses of the London 2005 bombings could approach those of the Madrid train bombings in 2004, which totaled approximately £60 million. The briefing also indicated that Risk Management Services had already revealed initial estimates of direct insured property loss between $30-$40 million.

Still, rail workers throughout our Company report that Union Pacific has failed to implement significant security improvements to deter or respond to a terrorist attack on the U.S. rail network, which could potentially devastatc our Company.

While other rail companies, such as Canadian Pacific Railway's have disclosed extensive detail of both security actions taken to protect their infrastructure and personnel and their cost, our Company makes no mention in their 10-K of the Company's efforts to Improve security operations in order to tackle the threat to the railroad in high risk areas like Los Angeles, Houston, Chicago, Portland, Seattle, Dallas and Phoenix. [2] These disclosures are particularly important in light of our Company's history of accidents, which led Federal regulators to call for increasing safety checks in 2004 after hazardous materials were released in [text illegible]plume of toxic fumes killing four people and causing others to suffer badly burned lungs in San Antonio, Texas. [3]

The lack of such information prevents shareholders from being able to make decisions based on the facts. To proteet our investments, our Company and our employees, we urge you to support diselosure of security measures at Union Pacific Corporation.

We urge shareholders to vote **FOR** this proposal.

[INQUIRY LETTER]

January 18, 2007

Securities and Exchange Commission

Office of the Chief Counsel

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Dear Sir or Madam:

By letter dated December 29, 2006 (the "No-Action Request"), Union Pacific Corporation ("Union Pacific" or the "Company") asked that the Office of the Chief Counsel of the Division of Corporation Finance (the "Staff") confirm that it will not recommend enforcement action if the Company omits a shareholder proposal (the "Proposal") submitted pursuant to the Commission's Rule 14a-8 by the Teamster General Fund (the "Fund") from the Company's proxy materials to be sent to shareholders in connection with the 2007 annual meeting of shareholders (the "2007 Annual Meeting").

The Proposal requests that the Company report annually in its proxy on the Company's efforts to safeguard security of operations and minimize material financial risk arising from a terrorist attack and/or other homeland security incidents.

The Company contends that it is entitled to exclude the Proposal in reliance on Rule 14a-8(i)(7), arguing that the Proposal deals with matters relating to the Company's ordinary business operations.

Homeland security as it pertains to the transportation industry's operations is an important policy issue for Union Pacific and its peers. As the Company's Office of Chief Counsel duly notes, "The Company devotes considerable resources towards efforts to avoid, prepare for, and minimize any impact from a wide variety of external events and circumstances that might, for example, cause derailments or reduce the overall safety of the railroad." However, security efforts undertaken specifically to protect the Company and minimize financial risk from a homeland incident in the Proposal are clearly differentiated from the ordinary business security measures cited below. We believe that the strategy the Company adopts to pursue these efforts is a broad matter of policy that shareholders should have the opportunity to evaluate in order to protect their investments. Union Pacific's request for no-action relief should accordingly be denied.

In requesting no-action relief the Company cites several precedents, including precedents from the transportation-industry, for no-action that are substantively different from our Proposal.

In the Company's letter, Section A refers to *CNF Transportation, Inc.* (avail. Jan. 26, 1998), *AMR Corp.* (avail. April 2, 1987), and *E.I. du Pont de Nemours and Co.* (avail. Nov. 27, 1992) where the Staff upheld the exclusion of proposals requesting that management adopt a new safety-related policy or review ordinary business safety operations and report on it. These examples are not applicable to our Proposal, which does not request that management adopt a specific safety policy or review ordinary business safety operations and report on it. Rather, our Proposal requests information about what security measures the Company is undertaking and the potential impact on shareholder investments in terms of possible terrorist incidents, which is not the focus of the proposals cited above.

In the Company's letter, Section B cites a number of cases including *The Chubb Corp.* (avail. Jan. 25, 2004), *Wachovia Corp.* (avail. Feb. 10, 2006), *Pfizer Inc.* (avail. Jan. 24, 2006), *ConocoPhillips* (avail. Feb. 1, 2006), *Texas Instruments Inc.* (avail. Jan. 28, 2005), and *The Ryland Group, Inc.* (avail. Feb. 13, 2006) where the Staff honored the request for no-action concerning reports on initiatives to manage risk from external factors that could affect the Company's business or operations. In these cases cited by the Company's Office of Chief Counsel, the companies would not face possibly significant financial liability stemming from the external factors that are invoked, that is. climate change, global pandemics and energy efficiency, which is substantively different from a potential terrorist incident where an affected community and its members could sue for personal damages arising from negligence in the Company's security preparations. Section B also cites *Cinergy Corp.* (avail. Feb. 5, 2003), *Dow Chemical Co.* (avail. Feb. 23, 2005), and *Williamette Industries, Inc.* (avail. Mar. 20, 2001) in support of excluding our Proposal on the basis that the Staff honored the no-action request because financial risks to a company are excludable. In *Cinergy* these cases in the proposals asked the company to evaluate risks and benefits of the company's operations, which is different from our Proposal, which does not seek to direct the Company to evaluate current business activities.

Indeed, although the Company contends that the Fund's Proposal seeks to gain oversight of managers and their decisions, we believe that this is a misreading of our Proposal. The Proposal asks that the Board of Directors report to shareholders on security efforts and their financial implications, that is, asking the Directors of the Company's board to oversee management's security efforts, which, we believe, is part of their duty to protect the interests of shareholders.

The Staff has ruled in the past under rule 14a-8(i)(7) that it would not permit *E.I. du Pont de Nemours and Company* (avail. Feb. 24, 2006), *Carolina Power and Light Co.* (avail. Feb. 23, 1989), and *Duke Energy Ohio, Inc.* (avail. Feb. 22, 1982) to exclude a proposal requesting that the Board prepare a report on the implications of a policy for reducing potential harm and the number of people in danger from potential catastrophic releases by increasing the inherent security of their facilities. While the Company contends that these cases are clearly distinguishable from the Proposal because they relate to inherently dangerous operations, the Fund respectfully disagrees since Union Pacific does transport hazardous materials that could be released in the event of a homeland security incident.

In the Company's letter, Section C refers to a number of examples, including *General Electric Co.* (avail. Feb. 3, 2005), *Newmont Mining Corp.* (avail. Feb. 4, 2004), *General Electric Co.* (avail. Feb. 3, 2004), *General Electric Co.* (avail. Feb. 10, 2000), *Medallion Financial Corp.* (avail. May 11, 2004), and *WalMart Stores, Inc.* (avail. Mar.

15, 1999), to justify omission of the Proposal because the Staff has concurred that a proposal addressing a number of issues is excludable when some of the issues implicate a company's ordinary business operations. These cases are different from the Fund's Proposal because they seek to either dictate a company's ordinary business operations or request very broad reports of ordinary business operations. The Proposal, by contrast, seeks a report on security operations and material financial risk arising specifically from a terrorist attack, which is a narrow subject that encompasses a broad question of policy about public safety.

The security measures that the Company adopts and enforces to improve its homeland security preparedness will have a tremendous financial impact on shareholders as well as the communities in which it operates. The Staff found in *ExxonMobil* (avail. March 18, 2005), that a report of the impacts of environmental policy that would have similarly wide repercussions on surrounding communities was a broad question of policy, and not a matter of ordinary business.

Based on the foregoing analysis the Fund respectfully requests that the Division take action to enforce inclusion of its proposal in Union Pacific Corporation's 2007 Proxy Materials.

The Fund is pleased to be of assistance to the Staff on this matter. If you have any questions or need additional information, please do not hesitate to contact Noa Oren, IBT Projects Manager, at (202) 624-8990.

Sincerely,

/s/

C. Thomas Keegel

General Secretary-Treasurer

CTM/no

[STAFF REPLY LETTER]

February 21, 2007

Response of the Office of Chief Counsel *Division of Corporation Finance*

Re: Union Pacific Corporation Incoming letter dated December 29, 2006

The proposal requests that the board make available in its annual proxy statement information relevant to the company's efforts to safeguard the security of their operations and minimize material financial risk arising form a terrorist attack and/or other homeland security incidents.

There appears to be some basis for your view that Union Pacific may exclude the proposal under rule 14a-8(i)(7), as relating to Union Pacific's ordinary business operations (i.e., evaluation of risk). Accordingly, we will not recommend enforcement action to the Commission if Union Pacific omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

/s/

Rebekah J. Toton

Attorney-Adviser

[1] The 1998 Release stated that two central considerations underlie this policy. First, that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis" that they are not proper subjects

for shareholder proposals. The Commission stated that the other policy underlying Rule 14a-8(i)(7) is "the degree to which the proposal seeks to micro-manage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

1 *Instrat Brieling*, Guy Carpenter and Company (July 14, 2005).

2 *New Strategies to Protect America* by [text illegible] and Timothy Olson.

3 *Federal Regulators Seek Additional Safety [text illegible] After [text illegible] Pacific Accidents* by Suzanne Gamboa (Associated Press), 11/17/2004.

NO-ACT, NAFT WSB File No. 020298013, CNF Transportation Inc., (Jan. 26, 1998)

CNF Transportation Inc.

Company: CNF Transportation Inc.

Public Availability Date: January 26, 1998

WSB File No. 020298013

Fiche Locator No. 2839G3

WSB Subject Category: 077

Reference:

Securities Exchange Act of 1934, Section 14(a), Rule 14a-8

INQUIRY LETTER 1

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

919 THIRD AVENUE

NEW YORK 10022-3897

TELEPHONE(212) 735-3000

December 16, 1997

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: CNF Transportation Inc., Commission File No. 132-3 -- Objection to Shareholder Proposal Submitted Under Rule 14a-8

Gentlemen:

On behalf of our client, CNF Transportation Inc. (the "Company"), pursuant to Rule 14a-8(d) promulgated under the Securities Act of 1934, as amended (the "Exchange Act"), we are enclosing six (6) copies of a letter, dated November 24, 1997, from the International Brotherhood of Teamsters General Fund (the "IBT"), including the accompanying resolution and supporting statement (the "Proposal") sought to be included by the IBT in the Company's proxy statement (the "Proxy Statement") for the 1998 Annual Meeting of Shareholders pursuant to Rule 14a-8 under the Exchange Act.

The Proposal urges the Company's Board of Directors to "adopt a policy of fully disclosing relevant safety data in the annual report to shareholders." The Proposal further states that the Company's Annual Report to

Shareholders (the "Annual Report") "should include, but need not be limited to, the following date: 1 number of fatal accidents in the preceding fiscal year involving Company employees or vehicles; 2 number of serious accidents in the preceding fiscal year involving Company employees or vehicles; 3 liability paid in the previous fiscal year regarding accidents involving Company vehicles; and 4 a report of the Department of Transportation's figures on accidents per million miles for the Company and its five largest competitors."

For the reasons stated below, the Company intends to omit the Proposal from the Proxy Statement in accordance with Rule 14a-8(c)(7) under the Exchange Act.

A. *Rule 14a-8(c)(7) -- Reports on Ordinary Business Operations.*

Under Rule 14a-8(c)(7), a proposal may be excluded from a company's proxy statement if it "deals with a matter relating to the conduct of the ordinary business operations of the registrant." In accordance with this Rule, the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") has consistently permitted the exclusion of proposals that require a company to prepare a special report on a particular aspect of the conduct of its ordinary business operations, even in cases where such proposal would not require the taking of any particular action by the company with respect to such business operations.

In Exchange Act Release No. 20091 (August 16, 1983) (the "1983 Release"), the Commission specifically addressed the issue of the excludability under Rule 14a-8(c)(7) of proposals requesting reports on matters which relate to a company's ordinary business operations. Paragraph 5 of the 1983 Release states:

> "...In the past, the staff has taken the position that proposals *requesting* issuers to prepare *reports on specific aspects of their business* or to form special committees to study a segment of their business would not be excludable under Rule 14a-8(c)(7). Because this interpretation raise form over substance and renders paragraph (c)(7) largely a nullity, the Commission has determined to adopt the interpretive change set forth in the Proposing Release. *Henceforth, the staff will consider whether the subject matter of the special report or the committee involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a-8(c)(7).*" (emphasis added)

The Company is a diversified freight transportation company which, among other things, conducts regional freight trucking and domestic and international air freight operations through its wholly owned subsidiaries. Given the nature of the Company's business, the implementation and oversight of safety procedures, including the safety of the Company's employees, are integral aspects of the ordinary day-to-day operations of the Company's business. The deleterious effects of a nonexistent or mismanaged safety program would permeate every aspect of the Company's operations, affecting employee well-being and morale, the preservation of the Company's core assets, the quality of services provided to its customers and, ultimately, the profitability of its business. In connection with its efforts to maximize the safety of its business operations, the Company has implemented various safety training programs, operating procedures, informational memoranda, brochures and incentive award programs to continually remind its employees that safety is of utmost importance to the Company and its business operations.

In addition, the report contemplated by the Proposal would include information concerning "liability paid in the previous fiscal year regarding accidents involving Company vehicles." Such information would, of necessity, pertain to the disposition of claims. The disposition of claims against the Company regarding accidents involving Company employees or vehicles, whether by litigation or otherwise, is part of the Company's ordinary day-to-day business operations. See *Adams Express Company*, July, 18, 1996 (determination to institute legal action is within the conduct of ordinary business); *Exxon Corporation*, December 20, 1995 (litigation strategy and related decisions are matters relating to the conduct of ordinary business); *CBS Inc.*, January 21, 1983 (conduct of litigation is within the conduct of ordinary business); and *Detroit Edison*, February 8, 1982 (decision to pursue settlement is a matter relating to the conduct of ordinary business). Moreover, such information, if generally available, could be expected to prejudice the Company in dealing with actual and potential claimants, as well as

- have possible adverse competitive effects.

The Proposal submitted by the IBT, which requests that the Company include certain safety-related data in its Annual Report, is precisely the type of proposal which the Staff has found, in similar circumstances involving transportation companies, to be excludable as ordinary business operations in accordance with Rule 14a-8(c)(7). Most recently, in *Burlington Northern Santa Fe Corp.*, January 22, 1997, and *Union Pacific Corporation*, December 16, 1996, the Staff permitted both companies to exclude, pursuant to Rule 14a-8(c)(7), proposals that reports to shareholders be prepared concerning railroad safety systems.

In *AMR Corporation*, April 2, 1987, the Staff concluded that a proposal requesting that the board of directors review, and issue a report concerning, the safety of the company's airline operations was excludable under Rule 14a-8(c)(7) as a matter relating to its ordinary business operations. Similarly, in *Carolina Power & Light*, March 8, 1990, the Staff determined that a proposal requesting the company to prepare a report on nuclear power plant operations, including information primarily related to the safety of plant operations, was excludable as ordinary business operations under Rule 14a-8(c)(7). The exclusion of the proposals in *AMR Corporation*, and *Carolina Power and Light*, both of which were framed as "requests," is entirely consistent with the 1983 Release.

The Staff has consistently concluded that reports relating to safety matters are excludable under Rule 14a-8 (c)(7). This determination correctly recognizes the policy that matters relating to safety, especially for transportation companies, involve an ongoing analysis of all available operational, financial, business, regulatory, technical, legal and organizational information relating to a company. The conduct of such operations and the review of issues pertaining to safety are matters that require the judgment of experienced management. Such matters are uniquely within the purview of the management of the Company, which has the necessary capability and knowledge to evaluate matters relating to safety. In sum, safety related issues are the essence of a transportation company's ordinary business operations, and, as such, are excludable under Rule 14a-8(c)(7).

B. *Rule 14a-8(c)(7) – The Content of Annual Reports to Shareholders Constitute Ordinary Business Operations of the Company.*

The Proposal submitted by the IBT requests the Company set forth certain specified safety data in the Company's Annual Report. The required contents of the Annual Report are regulated by the rules of the Commission. However, once applicable regulatory requirements have been met, a determination of what additional information, if any, is to be included in the Annual Report is within the discretion of management and is part of the ordinary business decisions made by the Company. Annual Reports are not the appropriate forum for discussions of issues that may be of interest or concern to particular shareholders or groups of shareholders with special interests.

The Staff has consistently taken the position that the form and content of Annual Reports (apart from those matters mandated by applicable rules) are matters relating to a company's ordinary business operations, and that shareholder proposals related thereto may be promptly omitted. See *General Motors Corporation*, February 28, 1997 (proposal recommending disclosure of taxes paid and collected by the company); *BankAmerica Corporation*, February 8, 1996 (proposal requesting a report on the company's reserve accounts); *E.I. du Pont de Nemours and Company*, January 31, 1996 (proposal that there be disclosure of certain costs by the company); *Pacific Telesis*, January 30, 1992 (proposal that certain information regarding the company's subsidiaries be disclosed); *Chevron Corporation*, February 21, 1990 (proposal recommending that additional financial disclosure concerning the company's 50% subsidiary be included in reports to shareholders); and *Minnesota Mining & Manufacturing Company*, March 23, 1988 (proposal requesting that an "alternate gold summary" report be provided).

In *E.I. du Pont Nemours and Company*, the proposal contemplated that the company include in its annual report certain information concerning legal costs, employee benefits and environmental compliance. The Staff, in concluding that the proposal could be excluded, stated that "the proposal related to the conduct of the ordinary business of the registrant and therefore may be excludable under Rule 14a-8(c)(7) (i.e., format and content of the Company's annual report)."

In *Pacific Telesis*, the Staff similarly concluded that a shareholder proposal contemplating that the company provide specific information regarding its subsidiaries in a Summary Annual Report was excludable pursuant to Rule 14a-8(c)(7). Upon concluding that the proposal in *Pacific Telesis* could be excluded, the Staff stated that "those decisions by management concerning the presentation of disclosure in a registrant's reports to shareholders as well as the form and content of those presentations are ordinary business matters." See also *Minnesota Mining & Manufacturing Company*, where the Staff concluded that "the determination to include disclosure in the Company's annual report that is not required by generally accepted accounting principles or by disclosure standards established under applicable law" are matters relating to the conduct of the company's ordinary business.

In determining whether a proposal is excludable under Rule 14a-8(c)(7) on the grounds that it relates to the form and content of a company's annual report, the Staff, consistent with the provisions of the 1983 Release, has permitted the exclusion of advisory, as well as mandatory proposals. See *General Motors Corporation*; *BankAmerica Corporation*; *Chevron Corporation*; and *Minnesota Mining & Manufacturing Company*. While the Proposal submitted by the IBT is framed in advisory language, under the 1983 Release and the Staff positions cited above the Proposal is excludable under Rule 14a-8(c)(7).

For the reasons set forth above, the Company believes that the Proposal is properly excludable under Rule 14a-8(c)(7) and requests that the Staff confirm that it will not recommend any enforcement action if the Proposal is omitted from the Proxy Statement.

In accordance with Rule 14a-8(d), we are furnishing the IBT with a copy of this letter.

Any comments with respect to the subject matter of this letter should be addressed to the undersigned, at Skadden, Arps, Slate, Meagher & Flom LLP, 919 Third Avenue, New York, NY 10022 (telephone 212-735-3360) or, in my absence, please contact Eberhard G. H. Schmoller, Senior Vice President and General Counsel, CNF Transportation Inc., 3240 Hillview Avenue, Palo Alto, CA 94304 (telephone 415-813-5326), or Gary Cullen, Deputy General Counsel, CNF Transportation Inc. (telephone 415-813-5371).

Very truly yours,

Daniel E. Stoller

Attachments

cc: Mr. Aaron Belk, Trustee

International Brotherhood of Teamsters General Fund

Eberhard G. H. Schmoller, Esq.

INQUIRY LETTER 2

INTERNATIONAL BROTHERHOOD OF TEAMSTERS

25 LOUISIANA AVENUE, N.W.

WASHINGTON, D.C. 20001

TELEPHONE(202) 624-6800

November 24, 1997

Mr. Eberhard G.H. Schmoller
Corporate Secretary
CNF Transportation Inc.
3240 Hillview Avenue
Palo Alto, CA 94304

Via Facsimile: 415.494.8372
Via UPS Overnight:

Dear Mr. Schmoller:

I hereby submit the following resolution on behalf of the Teamsters General Fund, in accordance with the SEC Rule 14a-8, to be presented at the Company's 1998 annual meeting.

The General Fund has owned greater than $1,000 in shares continuously for at least one year and intends to continue to own at least this amount through the date of the annual meeting. Enclosed please find relevant proof of ownership.

Sincerely,

Aaron Belk, Trustee

Teamsters General Fund

Proposal: Shareholders urge that the Board of Directors at CNF Transportation adopt a policy of fully disclosing relevant safety date in the annual report to shareholders. This report should include, but need not be limited to, the following data:

* number of fatal accidents in the preceding fiscal year involving CNF Transportation employees or vehicles;

* number of serious accidents in the preceding fiscal year involving CNF Transportation employees or vehicles;

* liability paid in the previous fiscal year regarding accidents involving CNF Transportation vehicles; and,

* a report of the Department of Transportation's figures on accidents per million miles for CNF Transportation and its five largest competitors.

Supporting statement:

A trucking company's safety record speaks to questions of long term reliability and liability that concern shareholders. Safety issues, particularly when given media attention, can lead to loss of customers and have an additional effect on the bottom line. Shareholders deserve a means of evaluating the safety record of their company, and the ability to contrast it with other companies.

Indeed, a vivid illustration on the potential effects of safety issues on shareholder value at a transportation company is currently unfolding at Union Pacific. In the fall of 1997, as reports of safety incidents and other problems were widely published in the media, UP's stock price fell from $72.44 in mid-July to $58.19 in mid-November. Union Pacific is facing a class action suit from shareholders who allege that "Union Pacific and certain of its officers and directors violated securities law by, among other things, misrepresenting material information concerning the safety and efficiency of its operations" which has resulted in more than $1 billion in customer claims.

Full disclosure should be a fundamental right of shareholders.

For the above reasons we urge you to vote FOR this proposal.

INQUIRY LETTER 3

INTERNATIONAL BROTHERHOOD OF TEAMSTERS

25 LOUISIANA AVENUE, N.W.

WASHINGTON, D.C. 20001

TELEPHONE(202) 624-6800

January 12, 1998

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: CNF Transportation, Inc.

Dear Counsel,

I write in response to company counsel's letter on behalf of CNF Transportation, (December 16, 1997) stating the company's intent to omit the resolution submitted by the International Brotherhood of Teamsters General Fund. For the reasons set forth below, I believe the resolution may not be omitted according to Rule 14a-8(c)(7).

Counsel argues that the information requested is part of the company's ordinary business, part of its routine. Yet elsewhere in the letter counsel notes, "The deleterious effects of a nonexistent or mismanaged safety program would permeate every aspect of the Company's operations, affecting employee well-being and morale, the preservation of the Company's core assets, the quality of the services provided to its customer and, ultimately, **the profitability of its business."** (emphasis added) We believe counsel makes our argument for the importance of granting shareholders information to evaluate such programs quite well.

Counsel cites numerous cases. However, for the most part they do not relate to safety data. The cases only show that (c)(7) exists and has been used to exclude proposals in the past, a fact we do not dispute. We would like to discuss the difference between *Burlington Northern Santa Fe Corp.*, January 22, 1997, and *Union Pacific Corporation*, December 16, 1996, which the company describes as "precisely" the same kind of proposal.

These proposals, which were identical, were submitted by an engineer who called for a report on something called the PTS project, which would include "what has been accomplished in the way of hardware and software development, system testing, added personnel requirements....". These proposals differ from ours in two main ways. First, the proposal deals with specific technological changes, not overall safety record figures. Indeed, it was on these grounds that the Division granted a no action, noting that they dealt with "the development and adaptation of new technology for business operations." Our proposal makes no recommendations, technological or otherwise, for improving CNF's safety record. We only ask that shareholders be able to vote on a process to be able to evaluate it.

Secondly, the railroad proposals were mandatory rather than precatory. With respect to precatory proposals, the staff has generally required higher standards for exclusion.

(We also find it difficult to ignore the irony that Counsel would attempt to use a Union Pacific precedent to keep this proposal off the proxy statement, since, as we note in the supporting statement of our proposal, Union Pacific shareholders have suffered as a result of their company's recent safety problems.)

Finally, we would be willing to change the language of the proposal from "in the annual report to shareholders" to "in a report available annually to shareholders upon request", if the Commission feels such a change is needed.

Sincerely,

Rosanna Landis Weaver

Corporate Affairs

STAFF REPLY LETTER

January 26, 1998

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: CNF Transportation Inc. (the "Company")

Incoming letter dated December 16, 1997

The proposal requests the Board of Directors to adopt a policy of disclosing safety data and claims history in the annual report to shareholders.

There appears to be some basis for your opinion that the proposal may be excluded pursuant to Rule 14a-8 (c)(7). In this regard, the Division notes that the proposal is directed at matters relating to the conduct of the Company's ordinary business operations (i.e., disclosing safety data and claims history). Accordingly, the Division will not recommend enforcement action to the Commission if the Company omits the proposal from its proxy materials in reliance upon Rule 14a-8(c)(7).

Sincerely,

Sanjay M. Shirodkar

Attorney-Advisor

NO-ACT, NAFT WSB File No. 020392018, Pacific Telesis Group , (Jan. 30, 1992)

Pacific Telesis Group

Company: Pacific Telesis Group

Public Availability Date: January 30, 1992

WSB File No. 020392018

Fiche Locator No. 1996F8

WSB Subject Category: 077

Reference:

Securities Exchange Act of 1934, Section 14(a), Rule 14a-8

----------------Washington Service Bureau Summary----------------

...A shareholder proposal, which calls for the company to disclose certain information in a summary annual report, including a list of subsidiaries, the number of employees in each subsidiary, a statement on each holding showing profit/loss status, percentage and dollar amounts of investment by the company into each holding and the reason for the investment, and investment projections for the upcoming year, may be omitted from the company's proxy material under rule 14a-8(c)(7).

INQUIRY LETTER 1

Pacific Telesis Center

130 Kearney St., Suite 3609

San Francisco, CA 94108

TELEPHONE(415) 394-3535

December 02, 1991

Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

Pursuant to Rule 14a-8(d) under the Securities Exchange Act of 1934, as amended, Pacific Telesis Group ("Telesis") hereby gives notice that it intends to omit from its 1992 Proxy Statement a proposal and supporting statement submitted by Mr. Pete Peralez dated November 10, 1991 (the "Proposal"), a copy of which is attached.

The Proposal would require Pacific Telesis Group to include in its Summary Annual Report, in a stand alone format, a "listing of all subsidiary holdings under Pacific Telesis and the number of employees in each; a simple financial statement on each holding showing profit/loss status for the last audit/fiscal year; percentage/dollar amount of investment by Telesis Corporation into each holding and the reason for the investment; projected investment for upcoming/current fiscal/audit year."

It is my opinion, as counsel for Telesis, that the Proposal may be omitted from Telesis' proxy materials for its 1992 Annual Meeting of Shareowners (i) under Rule 14a-8(c)(7) because the Proposal deals with a matter relating to the conduct of ordinary business operations of Telesis and (ii) under Rule 14a-8(c)(1) because the Proposal deals with a matter which is not a proper subject for action by security holders.

Relates to Conduct of Ordinary Business Operations

The Proposal may be omitted pursuant to Rule 14a-8(c)(7) because it deals with a matter relating to the conduct of the ordinary business operations of Telesis. The Proposal would require presentation of financial information of subsidiaries in Telesis' Summary Annual Report. The Staff of the Securities and Exchange Commission (the "SEC") has repeatedly taken the position that the form and content of shareowner reports are matters relating to an issuer's ordinary business operations and, thus, that shareowner proposals related thereto may properly be omitted. (Montana Power Company, available January 28, 1991; Pan Am Corporation, available February 16, 1990; Eli Lilly and Company, available February 8, 1990; and Carolina Power & Light Company, available March 8, 1990). The Proposal does not raise significant policy issues, but would merely direct the presentation of certain financial information in a document considered to be "free writing" and not subject to the SEC's proxy rules. Telesis includes all required financial information in its Proxy Statement. Telesis' major subsidiary, Pacific Bell, is a reporting company under the Securities and Exchange Act of 1934, as amended, and files all required reports, including quarterly 10-Qs and the annual report on Form 10-K. Since the proposal relates to the conduct of ordinary business, it may properly be omitted under Rule 14a-8(c)(7).

Not a Proper Subject for Action by Security Holders

Telesis is a Nevada corporation and Section 78.120 of the Nevada Revised Statutes provides that "Subject only to such limitations as may be provided by this chapter, or the certificate or the articles of incorporation. . .the board of directors or trustees shall have full control over the affairs of the corporation." It is my opinion that neither Nevada law nor Telesis' Articles of Incorporation contains a provision which would permit shareowners to require the presentation of certain financial information in shareowner communications.

The Proposal mandates that Telesis include certain financial information in its Summary Annual Report. The Proposal is not a request that the Telesis Board of Directors take such action, but, if adopted, would become a requirement. The Proposal improperly intrudes on the discretionary authority conferred on the Board of Directors of Telesis by Nevada law and therefore may be omitted under Rule 14a-8(c)(1).

Telesis requests confirmation from the Division that it will not recommend enforcement action if management excludes the Proposal from the Telesis 1992 Proxy materials. I would appreciate hearing from you by January 15, 1992 so that we may finalize our Proxy materials for printing.

As required by Rule 14a-8(d), a copy of this letter is being sent to Mr. Peralez to advise him of Telesis' intent to omit the Proposal from its Proxy material for the 1992 Annual Meeting of Shareowners. Five additional copies of this letter and attachment are also enclosed pursuant to Rule 14a-8(d).

If you have questions or comments regarding the foregoing, please call Kristina Veaco, Esq. at (415) 394-3538 or the undersigned at the telephone number shown above in the letterhead.

Very truly yours,

Duane G. Henry
Senior Counsel

Attachments

cc: Pete Peralez

INQUIRY LETTER 2

Pete Peralez

Original Text Illegible

Original Text Illegible

TO: Pacific Telesis Corporation
Board of Directors

Gentlemen,

Enclosed is a resolution that I would like to have included at the upcoming Pacific Telesis annual stockholders meeting.

Either myself or my authorized representative will be attending the meeting. I will be ready to discuss this resolution at length and wish to be put on the published agenda.

This resolution and the publishing of the information requested is important to the stockholders. De-regulation of the telecommunications industry and the impact of new technology make it important for stockholders to have information that will provide a full picture of the corporation.

I am in compliance with S.E.C. rules and regulations for submitting by virtue of stock ownership exceeding the minimum amount required. My Id. # is 560-82-9366.

Sincerely,

Pete Peralez

WHEREAS, protecting the value of the stock investment in PACIFIC TELESIS is of great importance to us all;

WHEREAS, we believe the Company must evaluate their involvement in subsidiaries and publish pertinent information relative to their profitability;

WHEREAS, education and information on the corporate strategy for subsidiaries would demonstrate sensitivity to stockholder interests and concerns; and

WHEREAS, the financial viability of subsidiaries directly impacts the stockholders' investment.

THEREFORE, BE IT RESOLVED, that the PACIFIC TELESIS CORPORATION include the following information in a stand alone format in the Summary Annual Report:

o Listing of all subsidiary holdings under PACIFIC TELESIS and the number of employees in each.

o A simple financial statement on each holding showing profit/loss status for the last audit/fiscal year.

o Percentage/dollar amount of investment by TELESIS CORPORATION into each holding and the reason for the investment.

o Projected investment for upcoming/current fiscal/audit year.

SUPPORTING STATEMENT

This proposal is intended to increase the knowledge of the shareholders on investment and spending trends of the Corporation.

The information which is being requested would enhance our capability to evaluate the profit and loss aspects of the various subsidiaries and the impact they have on our investment in PACIFIC TELESIS.

STAFF REPLY LETTER

January 30, 1992

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: Pacific Telesis Group ("Company")
Incoming letter dated December 2, 1991

The proposal calls for the Company to disclose the following information in a Summary Annual Report: a list of all subsidiaries; the number of employees in each; a statement on each holding showing profit/loss status; percentage and dollar amounts of investment by the Company into each holding and the reason for the investment; and investment projections for upcoming/current fiscal/audit year.

There appears to be some basis for your view that the proposal may be excluded pursuant to rule 14a-8(c)(7). That provision allows the omission of a proposal that "deals with a matter relating to the conduct of the registrant's ordinary business operations." In this regard, the staff notes your position that those decisions by management concerning the presentation of disclosure in a registrant's reports to shareholders as well as the form and content of those presentations are ordinary business matters. Accordingly, this Division will not recommend enforcement action to the Commission if the proposal is omitted from the Company's proxy materials. In reaching a position, the staff has not found it necessary to reach the alternative basis for omission upon which the Company relies.

Sincerely,

John C. Brousseau
Special Counsel

NO-ACT, WSB File No. 061598005 , ConAgra, Inc., (June 10, 1998)

ConAgra, Inc.

Public Availability Date: June 10, 1998
WSB File No. 061598005
Fiche Locator No. 2920F5
WSB Subject Category: 77
References:
Securities Exchange Act of 1934, Section 14(a) , Rule 14a-8
-----------------Washington Service Bureau Summary-----------------

"...A shareholder proposal, which urges this company's board of directors to establish a political contribution program and publish those guidelines, as well as comprehensive disclosure on the recipient of such contributions, in the company's annual report to shareholders and Form 10-K, may be omitted from the company's proxy material under rule 14a-8(c)(7). The staff particularly notes that the proposal would involve matters relating to the company's ordinary business operations since it requires the company to supplement the disclosures made in its annual report on Form 10-K and other periodic reports."

[LETTER OF INQUIRY]

April 29, 1998

VIA FEDERAL EXPRESS

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

RE: *ConAgra, Inc.; Commission File No. 1-7275;*

Rule 14a-8(d)/Exclusion of Stockholder Proposal

Ladies and Gentlemen:

Our firm serves as counsel for ConAgra, Inc., a Delaware corporation (the "Company") and we are submitting this letter on behalf of the Company pursuant to Rule 14a-8(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The Company received a stockholder proposal (the "Proposal") from the Board of Trustees of the IBEW Pension Benefit Fund (the "Proponent") for inclusion in the Company's proxy materials (the "Proxy Materials") for the 1998 Annual Meeting of the Stockholders (the "1998 Annual Meeting"). The Company presently intends to omit the Proposal from its Proxy Materials pursuant to Rule 14-8(c)(7) under the Securities Exchange Act of

1934 (the "Exchange Act") and respectfully requests that the Staff confirm that it will not recommend any enforcement action against the Company based on the omission of the Proposal.

We are enclosing six copies of this letter and the Proposal as submitted by the Proponent (attached as Exhibit A). We are forwarding a copy of this letter to the Proponent as notice of the Company's intention to omit the Proposal from the Proxy Materials. To the extent that any reasons for omission stated in this letter are based on matters of law, this letter will serve as supporting opinion of counsel pursuant to Rule 14-8(d)(4).

1. *Proposal.* The Proposal reads as follows:

Be it Resolved: That the shareholders of (ConAgra) ("Company") urge that the Board of Directors establish a political "Soft Dollar" or "Soft Money" contributions program that includes the following features:

1. Contribution Guidelines: The Board of Directors would present written contribution guidelines in the Company's annual report and Form 10-K that clearly define the issues and interests that the Company is seeking to promote with its "Soft Dollar" political contributions; and

2. Contribution Reporting: Comprehensive political contribution reporting would be provided in the Company's annual report and Form 10-K documenting the entities that were the recipients of the Company's political "Soft Dollar" contributions during the previous twelve-month period.

2. *Basis for Omission of the Proposal.* Rule 14a-8(c)(7) allows a company to omit shareholder proposals from proxy materials when the proposal "deals with a matter relating to the conduct of the ordinary business operations of the registrant." The Company believes the Proposal may be omitted from the Proxy Materials pursuant to Rule 14a-8(c)(7) because the Proposal, if implemented, would require the Company to supplement the disclosures made in its annual report on Form 10-K and other periodic reports. Omission of the Proposal on this basis is consistent with the Staff's view as expressed in the Burlington Northern Santa Fe Corporation No-Action Letter (publicly available February 9, 1998) and Circuit City Stores No-Action Letter (publicly available April 6, 1998). In the no-action letters, the Staff concurred that identical proposals could be omitted pursuant to 14a-8(c)(7) because each proposal would, if implemented, require the company to supplement the disclosures made in its annual report on Form 10-K and other periodic reports.

The Staff has consistently held that proposals dealing with "format and content of the Company's periodic reports", beyond legal requirements, relate to the conduct of ordinary business and may therefore be excluded. See General Motors Corporation (publicly available February 28, 1997) (omission of a proposal recommending disclosure of taxes paid and collected by the registrant in the annual report); WPS Resources Corp. (publicly available January 23, 1997) (omission of a proposal requesting additional disclosure of the costs of registrant's quality program); E. I. duPont de Nemours and Company (publicly available January 31, 1996) (omission of proposal requiring registrant to disclose in the annual report certain cost information relating to product and environmental liability, employee medical benefits, and compliance with environmental regulations).

The Commission regulates the contents of periodic reports for the purpose of providing shareholders and potential investors sufficient information to make informed decisions about the registrant. Once regulatory requirements have been met, however, the registrant has considerable latitude in deciding what additional topics of interest to include. If the discretionary contents of the periodic reports were not a part of the conduct of a registrant's ordinary business, the periodic reports would become a sounding board for special interest shareholder groups. The Proponent is interested in "soft dollar" contributions; other shareholders may be interested in taxes, quality programs, product or environmental liability, and medical benefits. If all such interests were included, the periodic reports would become a compilation of special interest topics in which the required and useful information would be obscured. Information that is disclosable in addition to that which is necessary to meet the Commission's reporting requirements is properly left to the discretion to the Board of

Directors and the management of the Company as a matter relating to the conduct of ordinary business operations to the company.

The Company also notes that corporate political contributions are already subject to various regulations and disclosure provisions at the federal and state level and it is not appropriate to attempt to enlist the shareholder proposal process for this purpose.

The implementation of the Proposal would cause the Company to include information in its periodic reports beyond that which is legally required. Accordingly, we believe that the Proposal may be excluded from the Company's 1998 Proxy pursuant to Rule 14a-8(c)(7) as it relates to the ordinary business operations of the registrant.

Based upon the foregoing, the Company respectfully requests that the Staff confirm, at its earliest convenience, that it will not recommend any enforcement action if the Company excludes the Proposal from the Proxy Materials for its 1998 Annual Meeting in reliance on Rule 14a-8(c)(7).

The Company presently anticipates mailing its Proxy Materials for the 1998 Annual Meeting to stockholders on or about August 21, 1998. We would appreciate a response from the Staff in time for the Company to meet this schedule.

Please acknowledge receipt of this letter by stamping one of the enclosed copies and returning it to the undersigned using the stamped, pre-addressed envelope provided. Should the Staff disagree with the Company's position, we would appreciate an opportunity to confer with the Staff prior to the issuance of its response. If you have any questions regarding this matter or as soon as a Staff response is available, would you kindly call the undersigned at 402-341-3070.

Sincerely yours,

David L. Hefflinger

DPH:dlc

cc: James P. O'Donnell, Executive Vice President,

Chief Financial Officer and Corporate Secretary

[APPENDIX]

CONAGRA SHAREHOLDER PROPOSAL CONCERNING POLITICAL "SOFT DOLLAR" CONTRIBUTIONS

Be it Resolved: That the shareholders of **(ConAgra)** ("Company") urge that the Board of Directors establish a political "**Soft Dollar**" or "**Soft Money**" contributions program that includes the following features:

1. **Contribution Guidelines:** The Board of Directors would present written contribution guidelines in the Company's annual report and Form 10-K that clearly define the issues and interests that the Company is

seeking to promote with its "**Soft Dollar**" *political contributions*; and

2. **Contribution Reporting:** Comprehensive political contribution reporting would be provided in the Company's annual report and Form 10-K documenting the entities that were the recipients of the Company's political "**Soft Dollar**" contributions during the previous twelve month period.

Statement of Support

The American political election process is the cornerstone of the country's democratic system of government, serving as the central means by which all citizens can participate in the public debate of ideas and elect representatives to protect and promote our collective interests. *The integrity of the political process is currently being challenged* by the *flood* of ***unregulated*** "**soft dollar**" *political contributions* into the political process. The ***corruptive influence*** of this political money has contributed to a *growing cynicism by Americans* toward the political electoral process.

In response to *the growing public repulsion* towards "**soft dollar**" political giving, several major corporations, including General Motors, Monsanto and Allied Signal, have stated their intent to end the practice. The audacious manner in which the "**soft dollars**" have been raised and the *lack of accounting* for how they are spent are particularly troubling aspects of the "**soft dollar**" giving process. Concerned about possible association with the unseemly aspects of the "**soft dollar**" fundraising process, which has received considerable press attention, these corporations are removing themselves from the process. ***The large amounts of money flowing to the political parties have also led many to suspect that more than good government is being sought by contributors.***

Our Company has made "**soft dollar**" political contributions *from corporate assets*. In order to ***provide shareholder accountability*** in this area, we believe that it would be ***good corporate practice*** to *establish* a **Board Contribution Policy** and **Annual Reporting to Shareholders** on the Company's political "**Soft Dollar**" giving activity.

WE URGE YOU TO VOTE *FOR* THIS PROPOSAL

[STAFF REPLY LETTER]

June 10, 1998

RESPONSE OF THE OFFICE OF CHIEF COUNSEL

DIVISION OF CORPORATION FINANCE

Re: ConAgra, Inc. (The "Company")

Incoming letter dated April 29, 1998

The proposal urges the board to establish a political contributions program and publish in the Company's annual report to shareholders and Form 10-K those guidelines, as well as comprehensive disclosure on recipients of such contributions.

There appears to be some basis for your view that the proposal may be omitted pursuant to rule 14a-8(c)(7) as relating to the Company's ordinary business operations. While the subject-matter of political contributions does not necessarily involve matters relating to the Company's ordinary business operations, we note in particular that the proposal would if implemented require the Company to supplement the disclosures made in its annual report on Form 10-K and other periodic reports. Accordingly, the Division will not recommend enforcement action to the Commission if the Company relies on that rule for omitting the proposal from its proxy materials.

Sincerely

Sanjay M. Shirodkar

Attorney-Advisor

DLA PIPER

DLA Piper Rudnick Gray Cary US LLP
6225 Smith Avenue
Baltimore, MD 21209-3600
T 410.580.3000
F 410.580.3001
W www.dlapiper.com

R.W. Smith, Jr.
Jay.Smith@dlapiper.com
T 410.580.4266 F 410.580.3266

VIA UPS and FACSIMILE (202-772-9201)

February 1, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: **Shareholder Proposal submitted by the Indiana Laborers Pension Fund on October 30, 2007 to The Ryland Group, Inc.**

Ladies and Gentlemen:

We are counsel to The Ryland Group, Inc. ("Ryland") and, on behalf of Ryland on December 17, 2007, we submitted a letter requesting that the staff of the Division of Corporation Finance (the "Staff") concur that it will not recommend enforcement action if Ryland omits a shareholder proposal and supporting statement (the "Proposal") from Ryland's 2008 proxy materials under Rule 14a-8(i)(7).

On January 31, 2008, the Proponent informed Ryland of its withdrawal of the Proposal. Attached to this letter is a copy of correspondence from the Proponent confirming that the Proposal has been withdrawn. Accordingly, Ryland also hereby withdraws its request for a no-action letter relating to the Proposal.

If you have any questions or need any additional information, please contact the undersigned. We appreciate your attention to this request.

Sincerely,

R.W. Smith

R.W. Smith, Jr. LBE
DLA PIPER US LLP

cc: Jennifer O'Dell
c/o Laborer's International Union of North America
905 16th Street, NW
Washington, DC 20006

INDIANA STATE DISTRICT COUNCIL OF LABORERS AND HOD CARRIERS PENSION FUND

Telephone 812-238-2551
Toll Free 800-962-3158
Fax 812-238-2955

P.O. Box 1587
Terre Haute, Indiana 47808-1587

Sent Via Fax (818-223-7667)

January 31, 2008

Mr. Timothy J. Geckle
Senior Vice President, General Counsel and Corporate Secretary
The Ryland Group, Inc.
24025 Park Sorrento, Suite 400
Calabasas, CA 91302

Dear Mr. Geckle,

On behalf of the Indiana Laborers Pension Fund ("Fund"), I hereby withdraw the shareholder proposal ("Proposal") filed by the Fund for inclusion in the The Ryland Group, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Company has agreed to additional disclosures related to the Company's mortgage operations as well as continued dialogue regarding this important issue of increased transparency.

We would like to thank the Company for taking seriously its commitment to exemplary shareholder relations.

If you should have any further questions, please contact Jennifer O'Dell, Assistant Director of Corporate Affairs, at 202-942-2359.

Sincerely,

Michael J. Short
Secretary-Treasurer

cc: Jennifer O'Dell

END